PROSPECTUS

                          ESQUIRE COMMUNICATIONS LTD.
                         OFFER TO EXCHANGE COMMON STOCK
                                      FOR
                                  ANY AND ALL
             OUTSTANDING REDEEMABLE COMMON STOCK PURCHASE WARRANTS

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                       ON JUNE 12, 1997, UNLESS EXTENDED.

     This Prospectus of Esquire Communications Ltd., a Delaware corporation (the 'Company'), is being furnished to the holders of the Company's Redeemable Common Stock Purchase Warrants (the 'Warrants'). The holders of the Warrants are hereby being asked to participate in a Warrant exchange offer (the 'Exchange Offer'). The Company hereby offers to the holders of the Warrants (the 'Warrantholders'), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal, to exchange one share of the Company's common stock, par value $.01 ('Common Stock'), for each five Warrants (the 'Exchange Rate').

     The expiration date of the Exchange Offer is 5:00 p.m., New York City time, on June 12, 1997 (the 'Expiration Date'), unless the Expiration Date is extended, in which case the Expiration Date will be the latest date and time to which the Expiration Date is extended.

     On May 8, 1997, the closing price of a share of Common Stock, as reported on the Nasdaq Stock Market, was 3 5/8, and the closing price of a Warrant as so reported was $19/32.

     Tendering Warrantholders will not be obligated to pay transfer taxes or exchange commissions in connection with the Exchange Offer. Tenders are irrevocable, except that Warrants tendered pursuant to the Exchange Offer may be withdrawn prior to the Expiration Date, and unless theretofore accepted for exchange, may be withdrawn after 5:00 p.m., New York City time, on July 10, 1997.

                            ------------------------

     IN EVALUATING THE EXCHANGE OFFER, THE WARRANTHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THE FACTORS DESCRIBED UNDER 'RISK FACTORS' ON PAGE 8 BELOW.

                            ------------------------

 THE SECURITIES TO BE ISSUED IN THE  EXCHANGE OFFER HAVE NOT BEEN APPROVED  OR
  DISAPPROVED  BY  THE  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY STATE
     SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE  COMMISSION
       OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY  OR
         ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION  TO  THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY 9, 1997.

     NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED HEREIN, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.


     NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). In accordance with the Exchange Act, the Company files proxy statements, reports and other information with the Securities and Exchange Commission (the 'SEC'). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web Site address which contains reports, proxy and information statements and other information regarding the registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

     The Company has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act') with respect to the Warrants to be exchanged for Common Stock. Copies of the Registration Statement are available from the SEC upon payment of prescribed rates. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Prospectus or such other document, each such statement being qualified in all respects by such reference.

     The shares of Common Stock are listed on the Nasdaq Stock Market and the Boston Stock Exchange. Reports and other information concerning the Company may be inspected at such places.

                               TABLE OF CONTENTS

                                                                                                          PAGE NO.
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
Available Information..................................................................................       2
Prospectus Summary.....................................................................................       5
     The Company.......................................................................................       5
     The Exchange Offer................................................................................       5
     Use of Proceeds...................................................................................       7
     Risk Factors......................................................................................       7
Risk Factors...........................................................................................       8
     Future Profitability; History of Losses; Accumulated Deficit; Stockholder's Deficit; Negative
      Tangible Book Value..............................................................................       8
     Possible Fluctuations in Revenues.................................................................       8
     Acquisitions......................................................................................       8
     Possible Need for Additional Financing............................................................       8
     Trends in Litigation; Alternatives to the Litigation Process......................................       9
     Changing Technology...............................................................................       9
     Substantial Level of Indebtedness.................................................................       9
     Reliance on Key Employee..........................................................................       9
     Competitive Industry..............................................................................       9
     Control by Insiders...............................................................................       9
     Determination of Exchange Rate and Possible Volatility of Price of Common Stock...................      10
     Authorization and Discretionary Issuance of Preferred Stock.......................................      10
     No Dividends Contemplated on Common Stock.........................................................      10
     Potential Adverse Effect of Redemption of Warrants Not Exchanged in the Exchange Offer............      10
     Nasdaq Listing; Trading Market for Warrants.......................................................      10
Use of Proceeds........................................................................................      11
Price Range of the Company's Securities................................................................      11
Capitalization.........................................................................................      12
Dividend Policy........................................................................................      12
Selected Consolidated Financial Data...................................................................      12
Management's Discussion and Analysis of Financial Condition and Results of Operations..................      14
     Introduction......................................................................................      14
     Results of Operations.............................................................................      14
          Comparison of the Years ended December 31, 1996 and 1995.....................................      14
          Comparison of the Years ended December 31, 1995 and 1994.....................................      15
     Liquidity and Capital Resources...................................................................      15
Business...............................................................................................      16
     General...........................................................................................      16
     The Court Reporting Industry......................................................................      16
     Services and Technology...........................................................................      17
     Acquisition Strategy..............................................................................      18
     Competitive Factors...............................................................................      19
     Clients and Marketing.............................................................................      20
     Human Resources...................................................................................      20
     Properties........................................................................................      20
     Legal Proceedings.................................................................................      21
     Recent Events.....................................................................................      21
Management.............................................................................................      23
     Directors and Executive Officers..................................................................      23
     Compliance with Section 16(a) of the Securities Exchange Act of 1934..............................      24
     Executive Compensation............................................................................      25
     Summary Compensation Table........................................................................      25
     Employment and Related Agreements.................................................................      25

                                                                                                          PAGE NO.
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
     Stock Option Plan.................................................................................      26
     Certain Relationships and Related Transactions....................................................      27
The Exchange Offer.....................................................................................      28
     Purpose and Effects of the Exchange Offer.........................................................      28
     Description of the Warrants.......................................................................      28
     Effect of the Exchange Offer on the Warrantholders................................................      29
     Terms of the Exchange Offer.......................................................................      29
     Expiration Date; Extensions; Amendments...........................................................      30
     Procedure for Tendering Warrants..................................................................      30
     Guaranteed Delivery Procedures....................................................................      31
     Assistance........................................................................................      32
     Acceptance of Warrants for Exchange...............................................................      32
     Withdrawal Rights.................................................................................      32
     Conditions to the Exchange Offer..................................................................      33
     Fractional Shares.................................................................................      34
     Solicitation of Warrant Holders...................................................................      34
     Transfer Taxes....................................................................................      35
     Certain U.S. Federal Income Tax Considerations....................................................      35
     The Exchange Agent................................................................................      35
     Warrant Transfer Agent............................................................................      36
Description of Securities..............................................................................      36
     Common Stock......................................................................................      36
     Preferred Stock...................................................................................      36
Legal Matters..........................................................................................      36
Experts................................................................................................      36

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Each Warrantholder is urged to read this Prospectus in its entirety.

THE COMPANY

     Esquire Communications Ltd. (the 'Company') is a court reporting firm using state-of-the-art technology to provide printed and computerized transcripts and video recordings of testimony from depositions to the legal profession primarily in the New York City metropolitan, Southern California and Washington, D.C. areas. The Company's strategy is to become a national court reporting firm by acquiring court reporting companies in major business communities around the country. The Company believes that by expanding through the acquisition of established court reporting companies in major cities, the Company will achieve a significant national presence in the court reporting industry. In evaluating a prospective acquisition candidate, management of the Company considers the following material factors: (i) financial condition and results of operations;
(ii) experience and skill of management and management's availability after the acquisition; (iii) growth potential; (iv) costs associated with the consummation of the acquisition; and (v) customer base and reputation. The size, nature and geography of the early acquisitions will determine the pace of the Company's achievement of national coverage. The Company believes that there are a number of suitable acquisition candidates in the size range contemplated, and that national status could be achieved by acquiring 10 to 12 firms in major metropolitan areas.

     The court reporting industry traditionally has consisted of many small firms relying on personal relationships and quality service. With the advent of sophisticated and rapidly changing technologies, aggressive marketing and professional management, the Company believes that some of these small firms are unlikely to be able to make the necessary capital investments required to compete effectively against better capitalized competitors. This environment creates the acquisition opportunities on which the Company intends to capitalize.

     On October 23, 1996, the Company sold an aggregate of 7,500 shares of Series A Convertible Preferred Stock (the 'Series A Preferred Stock'), for an aggregate purchase price of $7,500,000. The holders of Series A Preferred Stock have the right within 21 months to acquire up to an additional 7,500 shares of Series A Preferred Stock at a price of $1,000 per share. The Series A Preferred Stock is convertible into Common Stock of the Company at a conversion price of $3.00 per share (subject to anti-dilution adjustments) and bears cumulative annual dividends at the rate of 6% per annum. In addition, on October 28, 1996, the Company acquired the assets of M&M Reporting Referral Service, Inc., a Southern California-based court reporting company, on November 15, 1996, the Company acquired the assets of Sherry Roe & Associates, a Washington, D.C.-based court reporting company and on January 3, 1997, the Company acquired the assets of Nevill & Swinehart and Pelletier & Jones, two Southern California-based court reporting companies. On December 24, 1996, the Company entered into a Credit Agreement (the 'Credit Agreement') with Antares Leveraged Capital Corp. pursuant to which the Company may borrow from time to time up to an aggregate principal amount of $20 million. See 'Business -- Recent Events.'

THE EXCHANGE OFFER

Expiration...................................  The  Exchange Offer expires  at 5:00 p.m., New  York City time, on
                                                 June 12, 1997, unless extended (the 'Expiration Date').
Terms of Exchange............................  One share of Common Stock for each five Warrants tendered.
Fractional Shares............................  No fractional shares of Common Stock will be issued.

Number of Warrants...........................  The Company  will accept  all Warrants  validly tendered  and  not withdrawn prior to the Expiration Date.
Market for the Common Stock..................  The  shares of Common Stock are  quoted on the Nasdaq Stock Market and the Boston Stock Exchange under the symbol 'ESQS.'
Tender Procedures............................  Any Warrantholder  wishing to  accept  the Exchange  Offer  should complete the accompanying Letter of Transmittal.
                                               If  a  Warrantholder  holds  Warrants  in  book-entry  form,  such
                                                 Warrantholder may participate in the Exchange Offer by complying with the procedures for book-entry transfer set forth under 'The
                                                 Exchange  Offer  --   Procedure  for   Tendering  Warrants.'   A
                                                 Warrantholder  may also  request his  broker, dealer, commercial bank, trust company or other  nominee to effect the  transaction for him. A Warrantholder having shares registered in the name of a  broker,  dealer,  commercial  bank,  trust  company  or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he tenders shares.
                                               Warrantholders whose certificates are not immediately available or who cannot deliver the Letter of Transmittal or other  documents required  to be  delivered to  the Exchange  Agent prior  to the
                                                 expiration  of  the  Exchange  Offer  may  nevertheless   tender
                                                 Warrants  in accordance with  the guaranteed delivery procedures described herein. See 'The Exchange Offer -- Guaranteed Delivery
                                                 Procedures.'
Tax Consequences.............................  Warrantholders are urged to consult  their own tax advisors as  to the specific tax consequences to them of the Exchange Offer. See
                                                 'The   Exchange  Offer  --  Certain   U.S.  Federal  Income  Tax
                                                 Considerations.'
Withdrawal Rights............................  Tenders may be withdrawn at any time prior to 5:00 p.m., New  York
                                                 City  time,  on  the  Expiration  Date  and  unless  theretofore accepted for  exchange by  the Company,  may also  be  withdrawn after  5:00 p.m., New  York City time,  on July 10,  1997. To be
                                                 effective,  a  written,  telegraphic  or  facsimile  notice   of
                                                 withdrawal  must be received in a  timely manner by the Exchange
                                                 Agent. See 'The Exchange Offer -- Withdrawal Rights.'
Exchange Agent...............................  Continental Stock Transfer & Trust  Company is the exchange  agent
                                                 (the 'Exchange Agent') for the Exchange Offer.
Failure to Participate in Exchange Offer.....  The  reduced amount  of outstanding  Warrants as  a result  of the
                                                 Exchange Offer may  limit the trading  market for the  Warrants, may  adversely effect their  liquidity and market  price and may terminate their continued listing  on The Boston Stock  Exchange and  the Nasdaq Stock Market. Holders of the Warrants who do not
                                                 exchange their  Warrants  for  shares of  Common  Stock  in  the
                                                 Exchange  Offer  will be  entitled to  receive shares  of Common
                                                 Stock upon  exercise of  the Company's  Warrants upon  the  same terms  and conditions as are contained in the Warrants. See 'The
                                                 Exchange  Offer  --  Effect  of   the  Exchange  Offer  on   the
                                                 Warrantholders.'

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION THAT WARRANTHOLDERS TENDER OR REFRAIN FROM TENDERING THEIR WARRANTS, AND NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION ON BEHALF OF THE COMPANY. THIS IS A MATTER FOR EACH WARRANTHOLDER TO DETERMINE AFTER CONSULTATION WITH HIS ADVISORS, INCLUDING TAX COUNSEL, ON THE BASIS OF HIS OWN FINANCIAL POSITION AND REQUIREMENTS. SEE 'THE EXCHANGE OFFER -- CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS.'

USE OF PROCEEDS

     There will be no cash proceeds to the Company from the Exchange Offer.

RISK FACTORS

     Investment in the securities of the Company involves a high degree of risk, including, but not limited to, risks resulting from the Company's financial condition, the current trend toward alternatives to the litigation process, technological changes in the Company's industry, numerous competing firms in the Company's industry, and the Company's acquisition and growth strategy. See 'Risk Factors.'

                                  RISK FACTORS

     The following are certain risk factors or investment considerations that should be carefully considered in evaluating the Exchange Offer, in addition to the risks and other information described elsewhere in this Prospectus.

     1. Future Profitability; History of Losses; Accumulated Deficit; Stockholder's Deficit; Negative Tangible Book Value. Although the Company was profitable in 1995, the Company incurred a net loss of $183,000 for its fiscal year ended December 31, 1994 and a net loss of $541,000 for its fiscal year ended December 31, 1996. There is no assurance that the Company will be profitable in the future. As of December 31, 1996, the Company had an accumulated deficit of $885,000, a total stockholders' equity of $12,769,000, and a negative tangible book value (excess of liabilities over tangible assets) of $6,912,000. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     2. Possible Fluctuations in Revenues. The Company's revenues can fluctuate widely from period to period as a result of the absence or presence of significant non-recurring litigation matters. Large complex litigation cases can result in bursts of revenues over a relatively short period. The Company's revenues can also be adversely affected by a general economic recession that reduces demand for court reporters. A decrease in revenues will adversely affect the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     3. Acquisitions. The business strategy of the Company involves growth through acquisitions and internal development. The Company is subject to various risks associated with its growth strategy, including the risk that it will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage the acquired court reporting businesses.

     The Company has recently completed acquisitions and is still in the process of integrating those acquired businesses. While the business plans of these acquired companies are similar, their histories, geographical locations, business models and cultures are different in many respects. The directors and senior management of the Company face a significant challenge in their efforts to integrate the acquired businesses. While management of the Company believes that the diverse experience of the Company and the acquired companies will strengthen the Company, there can be no assurance that management's efforts to integrate the operations of the companies will be successful or that the anticipated benefits of these business combinations will be fully realized. The dedication of management resources to such efforts may detract attention from the day-to-day business of the Company. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts, which could have a material adverse effect on the Company's operating results. The Company's current and anticipated future expansion has placed, and will continue to place, significant demands on the management, operational and financial resources of the Company. The Company will need to continue to augment its management and operational systems to support growth both within existing and into new geographic markets. There can be no assurance that the Company will be able to manage its expanded operations effectively.

     Pursuant to Delaware general corporate law, stockholders of the Company will have the opportunity to evaluate potential acquisition candidates only in the event that the Company consummates an acquisition through a merger of the Company. In the likely event that the Company consummates an acquisition through the purchase of the assets or stock of a business or the merger of a subsidiary with an acquisition target, the stockholders will not have the right to approve such acquisition. Therefore, the Company will be able to make an acquisition which may be perceived by a stockholder as not within the best interests of the Company. If the Company is successful in consummating any acquisitions, there can be no assurance that it will be able to successfully integrate such acquisitions into its existing operations. Furthermore, there can be no assurance that the Company will consummate a sufficient number of acquisitions to achieve its ultimate goal of becoming a national court reporting firm.

     4. Possible Need for Additional Financing. In connection with the Company's acquisition strategy, the Company anticipates effecting acquisitions with cash from bank or other debt financing, and/or the issuance of additional equity or debt securities. The Company has recently entered into a new Credit

Agreement which provides the Company with up to $20 million of borrowings on a secured basis. The Credit Agreement contains certain restrictive covenants with respect to incurring additional debt, investments, distributions, acquisitions and capital expenditures and also requires the maintenance of certain financial ratios and covenants. In the event that the Company issues additional securities with or without incurring bank or other debt financing, such issuance will have the effect of diluting the interests of the stockholders of the Company. See 'Business -- Acquisition Strategy.'

     5. Trends in Litigation; Alternatives to the Litigation Process. Due to the large volume, complexity and resulting high cost of litigation in the United States, corporate litigants, governmental agencies, and legal professional associations are investigating potential changes to existing litigation procedures and alternatives to the litigation process. Various proposals are under consideration to limit the number and length of pretrial depositions, and to substitute audio- and/or video-tape recording for stenographic transcription of proceedings which may reduce or eliminate the use of court reporters. In addition, certain alternatives to litigation, such as mediation and arbitration, are increasingly being used to avoid the litigation process. These or other trends that reduce litigation and related pretrial depositions could have a material adverse impact on the Company's business. See 'Business -- Competitive Factors.'

     6. Changing Technology. The Company's business is subject to changes in technology and new service introductions. Accordingly, the Company's ability to compete will be dependent upon its ability to adapt to technological changes in the industry and to develop services based on those changes to satisfy evolving client requirements. Technological advances may create new products or services that are competitive with, superior to, or render obsolete the services currently provided by the Company. There can be no assurance that current technologies, or technologies yet to emerge, will not in the future compete with or replace the services provided by the Company. See 'Business -- Competitive Factors.'

     7. Substantial Level of Indebtedness. The Company has a substantial amount of outstanding indebtedness. As of December 31, 1996, the Company had approximately $14.3 million of debt. The Company's level of indebtedness could have important consequences to the holders of the Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Subject to certain limitations contained in its outstanding debt instruments, the Company may incur additional indebtedness to finance working capital or capital expenditures, investments or acquisitions or for other purposes. Substantially all of the Company's assets serve as collateral security for the Company's indebtedness to its lenders.

     8. Reliance on Key Employees. The Company's success depends largely upon the abilities of Malcolm L. Elvey, Chairman of the Board of Directors, and Cary
A. Sarnoff, Vice Chairman of the Board. The loss of the services of these people could have a negative impact on the Company. The Company has employment agreements with each of these persons. In addition, the Company has purchased and is the beneficiary of a $1,000,000 key-man insurance policy on the life of Mr. Elvey. See 'Management.'

     9. Competitive Industry. The Company competes with numerous other companies offering many of the same services. Competition is based upon factors such as the existence of personal relationships with clients and other reporting agencies and price, service and reputation. Some of the Company's competitors are larger, have greater resources and are more established than the Company. The Company is not able at this time to accurately evaluate its competitive position in the industry. There is no assurance that the Company will be able to compete successfully in the future. See 'Business -- The Court Reporting Industry' and 'Business -- Competitive Factors.'

     10. Control by Insiders. In connection with the Series A Preferred Stock Purchase Agreement, Golder, Thoma, Cressey, Rauner Fund IV, L.P. ('GTCR'), Antares Leveraged Capital Corp., Malcolm L. Elvey, Chairman of the Board of the Company, Cary A. Sarnoff, Vice Chairman of the Company, David J. Feldman, President of the Company, CMNY Capital L.P. and Allied Investment Corporation,

Allied Investment Corporation II and Allied Capital Corporation II (collectively, 'Allied'), entered into a Stockholder's Agreement, dated October 23, 1996 (the 'Stockholder's Agreement'), pursuant to which (a) the parties agreed to vote their shares to elect as directors three representatives designated by Messrs. Elvey, Sarnoff and Feldman (the 'Management Stockholders'), two representatives designated by GTCR and two representatives jointly designated by GTCR and the Management Stockholders; provided, however, that if they are unable to agree on such joint designees within 90 days, then GTCR may elect the joint designees; (b) the Management Stockholders granted to the other stockholders rights of first refusal to acquire their shares if they desire to sell the same, subject to exceptions for public sales and for transfers to family members; and (c) if the Company's Board of Directors approves a sale of the Company's assets or capital stock (whether by merger or otherwise), each stockholder other than Allied and CMNY Capital L.P. agreed to consent to such transaction. Since the parties to the Stockholder's Agreement are able to elect a majority of the Company's directors, they are able to control management of the Company. In addition, since the parties have agreed to vote in favor of transactions approved by the Board of Directors and have a majority of the voting power, such transactions may be approved regardless of the votes of the other stockholders of the Company.

     11. Determination of Exchange Rate and Possible Volatility of Price of Common Stock. The Exchange Rate has been determined by the Company based upon recent market prices for shares of Common Stock and recent market prices for the Warrants. The Exchange Rate does not necessarily have any relationship to the Company's assets, book value, results of operations or any other generally accepted criteria of value or should it be regarded as indicative of the intrinsic or market value of the Warrants. In addition, the trading prices of the Common Stock issued in exchange for the Warrants could be subject to wide fluctuations in response to quarterly variations in operating results, announcements or material business events by the Company or its competitors and other events or factors.

     12. Authorization and Discretionary Issuance of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of 'blank check' preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, which could have the effect of discouraging bids for the Company and, thereby, prevent stockholders from receiving the maximum value for their shares. See 'Business -- Recent Events;' 'Description of Securities.'

     13. No Dividends Contemplated on Common Stock. To date, the Company has not paid any cash or other dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Series A Preferred Stock and Credit Agreement contain restrictions on the Company's ability to pay cash dividends. See 'Dividend Policy.'

     14. Potential Adverse Effect of Redemption of Warrants Not Exchanged in the Exchange Offer. Any Warrants not exchanged hereby may be redeemed by the Company, at a price of $.01 per Warrant, at any time they are exercisable, subject to not less than 30 days prior written notice to the holders thereof, provided that the last sale price of the Common Stock has been at least 150% of the then-effective exercise price of the Warrants on each of the 20 consecutive trading days ending on the third day prior to the day on which notice is given. Notice of the redemption of the Warrants could force the holders thereof to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the then-current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price which is likely to be substantially less than the market value of the Warrants at the time of redemption. See 'The Exchange Offer -- Description of the Warrants.'

     15. Nasdaq Listing; Trading Market for Warrants. Although the Company's Common Stock is currently listed on the Nasdaq Stock Market and Boston Stock Exchange, there is no assurance that the Company meets or will continue to meet the listing requirements of the Nasdaq Stock Market. Accordingly, it is possible that the Common Stock may be delisted from the Nasdaq Stock Market. The

Company does not meet Nasdaq's proposed new maintenance listing standards since it does not have $4 million in net tangible assets, $50 million in market capitalization, total assets or total revenues and a $5.00 minimum bid.

     To the extent Warrantholders participate in the Exchange Offer, the trading market for, and liquidity of, the Warrants which remain outstanding, if any, could be reduced. In addition, the Company intends to delist the Warrants from trading on the Boston Stock Exchange and the Nasdaq Stock Market and deregister the Warrants under the Exchange Act if it determines that the Warrants are held of record by fewer than 300 persons.

                                USE OF PROCEEDS

     There will be no cash proceeds to the Company from the Exchange Offer.

                    PRICE RANGE OF THE COMPANY'S SECURITIES

     Effective May 18, 1993, the Common Stock and Warrants of the Company were listed on the Boston Stock Exchange and Nasdaq Stock Market under the symbols 'ESQS' and 'ESQSW,' respectively. The following table sets forth for the calendar periods indicated the high and low bid prices on the Nasdaq Stock Market for the Common Stock and Warrants for the period commencing January 1, 1995. The prices set forth below do not include retail mark-ups, mark-downs or commissions and represent prices between dealers and are not necessarily actual transactions.

                                                                   COMMON STOCK           WARRANTS
                                                                 ----------------    ------------------
                                                                  HIGH      LOW       HIGH        LOW
                                                                 ------    ------    -------    -------

1997
     First Quarter............................................   $4.625    $2.375    $0.875     $0.3125
     Second Quarter (through May 8)...........................    5.625     3.25      1.1875     0.5625
1996
     First Quarter............................................   $3.50     $2.75     $0.9688    $0.625
     Second Quarter...........................................    3.50      2.75      1.00       0.75
     Third Quarter............................................    3.25      2.00      0.9375     0.3125
     Fourth Quarter...........................................    3.375     2.125     0.6895     0.375
1995
     First Quarter............................................   $3.50     $2.875    $0.7813    $0.5625
     Second Quarter...........................................    3.50      2.625     0.7813     0.4375
     Third Quarter............................................    3.375     2.375     0.7188     0.375
     Fourth Quarter...........................................    3.063     2.625     0.75       0.625

     There were approximately 66 shareholders of record of Common Stock as of March 18, 1997. This number does not include beneficial owners holding shares through nominee or 'street' names. The Company believes that it has more than 2,000 beneficial holders of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996.

                                                                                       DECEMBER 31, 1996
                                                                                       -----------------
                                                                                        (IN THOUSANDS)

Long-term debt, including current portion...........................................        $14,285
Stockholders' equity:
     Preferred Stock $.01 par value, 1,000,000 shares authorized; 7,500 shares
      issued and outstanding........................................................        --
     Common Stock, $.01 par value, 25,000,000 shares authorized; 4,330,829 shares
      issued and 3,897,329 shares outstanding.......................................             43
Additional paid-in capital..........................................................         14,911
Treasury stock, at cost 433,500 shares..............................................         (1,300)
Accumulated deficit.................................................................           (885)
                                                                                       -----------------
Total stockholders' equity..........................................................         12,769
                                                                                       -----------------
     Total capitalization...........................................................        $27,054
                                                                                       -----------------
                                                                                       -----------------

                                DIVIDEND POLICY

     The Company has never declared or paid cash or other dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. Pursuant to the Series A Preferred Stock and the Credit Agreement, the Company is currently prohibited from paying cash dividends. The Company presently intends to retain all earnings for use in its business and does not anticipate paying dividends on its Common Stock in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following statement of selected operating data for each of the three years in the period ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from the Company's financial statements, which statements have been audited by Freed Maxick Sachs & Murphy, P.C., independent certified public accountants, as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995, and by KPMG Peat Marwick LLP, independent certified public accountants, as of and for the year ended December 31, 1996.

     The financial information set forth below should be read in conjunction with, and is qualified in its entirety by, the detailed information in the financial statements and notes referenced above.

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                            ------------------------------------
                                                                             1996           1995          1994
                                                                            -------       -------        -------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                                       AND OTHER DATA)

Revenues................................................................     $24,583       $20,692       $12,818
                                                                             -------       -------       -------
Costs and expenses:
     Operating expenses.................................................       13,925      11,660          7,277
     General and administrative expenses................................        8,443       6,120          4,496
     Depreciation and amortization......................................        1,158       1,025            654
                                                                              -------     -------        -------
                                                                               23,526      18,805         12,427
                                                                              -------     -------        -------
Income from operations..................................................        1,057       1,887            391
                                                                              -------     -------        -------
Other income (expense)..................................................       (1,154)     (1,059)          (515)
                                                                              -------     -------        -------
(Loss) income before provision for income taxes and extraordinary
  item..................................................................          (97)        828           (124)
Provision for income taxes..............................................          212         549             59
                                                                               -------     -------       -------
(Loss) income before extraordinary item.................................         (309)        279           (183)
Extraordinary item-loss on early extinguishment of debt, net of tax
  benefit...............................................................         (157)
                                                                               -------     -------       -------
                                                                                 (466)        279           (183)
Dividends on preferred stock............................................          (75)
Net (loss) income applicable to common stockholders.....................      $  (541)    $   279        $  (183)
                                                                               -------     -------       -------
                                                                               -------     -------       -------
Earnings per common share:
     Income (loss) before extraordinary item............................      $ (0.09)    $  0.07        $ (0.05)
     Extraordinary item.................................................        (0.04)
                                                                              -------     -------        -------
     Net (loss) income..................................................      $ (0.13)    $  0.07        $ (0.05)
                                                                              -------     -------        -------
                                                                              -------     -------        -------
Weighted average common shares outstanding..............................    4,104,680   4,125,348      3,694,420
                                                                            ---------   ---------      ---------
                                                                            ---------   ---------      ---------

                                                                                               DECEMBER 31,
                                                                                       ----------------------------
                                                                                           1995            1996
                                                                                       ------------    ------------

Balance Sheet Data:
     Total assets...................................................................     $ 19,074        $ 30,335
     Working capital................................................................        1,600           3,415
     Long-term debt including current portion.......................................       10,239          14,285
     Total liabilities..............................................................       11,674          17,566
     Stockholders' equity...........................................................     $  7,400        $ 12,769

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     The revenues of the Company are primarily derived from service fees for recording the sworn testimony at depositions. The Company's revenues can fluctuate widely from period to period as a result of the absence or presence of significant non-recurring litigation matters. Large complex litigation can result in large amounts of revenues being recognized over a relatively short period. The key variable in the Company's operating expenses are the fees paid to reporters and transcribers engaged by the Company. The different types of services provided by the Company represent varying profit margins, with accelerated delivery transcripts, transcript copies and compressed transcripts yielding the highest margins. In addition, profit margins vary in the different geographic markets in which the Company operates.

     The Company acquired the assets of Kitlas, Dickman & Associates ('KDA') in July 1996, M&M Reporting Referral Services, Inc. ('M&M') in October 1996 and Sherry Roe & Associates, Inc. ('SRA') in November 1996 (collectively referred to as '1996 Acquisitions'). In January of 1995 the Company acquired the assets of Coleman Haas Martin & Schwab ('CHMS') and in June of 1994 the Company acquired Sarnoff Deposition Service, Inc. ('SDS') (see Note 2 to Consolidated Financial Statements).

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenues increased by $3.9 million or 18.8%. Excluding revenues from 1996 Acquisitions, the revenues increased by approximately 11.8% or $2.4 million. The Company believes that the increase in revenues was due to its marketing efforts and partly due to several large multi-party projects undertaken in 1996.

     Operating expenses increased by $2.3 million, from $11.6 million in 1995 to $13.9 million in 1996 in line with the revenue increase. As a percentage of revenues, operating expenses were 56.6% in 1996 and 56.4% in 1995.

     General and administrative expenses increased by $2.3 million to $8.4 million. The increase was in part due to expenses related to 1996 Acquisitions consisting of payroll and occupancy expenses and increased sales compensation, marketing and promotional expenses and admininstrative support expenses due to increased revenue levels. Expenses incurred by the Company's Corporate Services Division and additional expenses incurred for planned growth also contributed to the increase. Corporate Services Division markets court reporting services on a national basis to large insurance companies and corporations, and the revenues from such efforts were not significant in 1996. The expenses incurred by Corporate Services Division consisted of payroll, advertising and promotional expenses. In addition, general and administrative expenses include approximately $262,000 relating to the sublease loss (see Note 9 to Consolidated Financial Statements). As a percentage of revenue, general and administrative expenses increased from 29.6% to 34.3%. As the increase in general and administrative expenses was greater than the contribution from increased revenues, overall operating income declined.

     Depreciation and amortization increased by $133,000 due to additional amortization charges arising from the 1996 Acquisitions and due to additional depreciation arising from the capital expenditures for the Company's new office space for its New York operations. A significant component of the amortization expense relates to the cost in excess of the net tangible assets of the acquired businesses (goodwill) which is being amortized using the straight-line method over 25 years. The Company continually reviews the recoverability of the carrying value of goodwill. In determining whether there is an impairment of goodwill, the Company compares the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying amount of the asset. Management believes that at December 31, 1996, there has been no impairment in the carrying amount of the assets.

     Interest expense increased by $94,000 due to the incurrence of additional debt to finance acquisitions and fund working capital.

     The Company's operations resulted in a net loss of $309,000 before extraordinary item compared to income of $279,000 in 1995. As the increases of above-mentioned expenses negated the additional contribution from increased revenues, operations for the year resulted in a loss compared to a profit in 1995.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues increased by $7.9 million or 61.4% to $20.7 million for the year ended December 31, 1995 primarily as a result of the SDS and CHMS acquisitions. On a pro forma basis, as though the acquisitions were made at January 1, 1994, the revenues increased by 6.0% for the year ended December 31, 1995 due to several large multiparty projects undertaken in 1995.

     Operating expenses increased by $4.4 million, from $7.3 million in 1994 to $11.7 million in 1995. As a percentage of revenue, operating expenses declined from 56.8% to 56.4%.

     General and administrative expenses increased by $1.6 million to $6.1 million. The increase was due to SDS's and CHMS's general and administrative expenses consisting of payroll, occupancy, marketing and promotional expenses. As a percentage of revenue, general and administrative expenses decreased from 35.1% to 29.6%. The decrease in general and administrative expenses as a percentage of revenues was in part due to the integration of CHMS's operations with SDS's and the integration of DFA's operations during the latter part of 1994.

     Depreciation and amortization increased by $371,000, due to additional depreciation and amortization charges arising from the SDS and CHMS acquisitions. A significant component of the amortization expense relates to the cost in excess of the net tangible assets of the acquired businesses (goodwill) which is being amortized using the straight-line method over 25 years. The Company continually reviews the recoverability of the carrying value of goodwill. In determining whether there is an impairment of goodwill, the Company compares the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying amount of the asset. Management believes that at December 31, 1995, there has been no impairment in the carrying amount of the asset.

     Interest expense increased by $535,000 due to the incurrence of additional debt to finance acquisitions and fund working capital.

     The Company generated a net income of $279,000 compared to a net loss of $183,000 in 1994 as the additional contributions from increased revenues was greater than the increases of the above mentioned expenses.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996, the Company's working capital was approximately $3.4 million, which was approximately $1.8 million more than at December 31, 1995. The increase was mainly due to the increase in the Company's accounts receivable, net of accounts payable and accruals, and reduction in the current maturities of long-term debt due to refinancing. The increase in the Company's accounts receivable net of accruals was in part due to the 1996 Acquisitions and increased revenue levels.

     In October 1996, the Company raised approximately $6.7 million through a private sale of Convertible Preferred Stock (See Note 5 to Consolidated Financial Statements). The funds were used to finance the 1996 Acquisitions and repay approximately $500,000 of the Company's debt. In addition approximately $1.3 million of the proceeds were used to repurchase 433,500 shares of the Company's common stock at $3.00 per share. The purchase of the shares of Common Stock was from an original investor in the predecessor of the Company and was designed to permit such investor to liquidate its holdings without affecting the trading in the Company's Common Stock. The repurchase caused a decrease of $1.3 million of cash and stockholders' equity.

     In December 1996, the Company entered into a three-year revolving loan agreement ('Loan Agreement') with a financial institution which provides for borrowing up to $20.0 million based on operating cash flows as defined therein. Borrowings under the Loan Agreement bear interest at either prime rate or London Interbank Offered Rate (LIBOR), at the Company's election, plus the applicable margin rate. The applicable margin varies on the basis of operating cash flows and the overall leverage ratio as defined in the Loan Agreement. The effective rate at December 31, 1996 was 9%. The Loan Agreement, which is secured by substantially all the assets of the Company, restricts future indebtedness, investments, distributions, acquisitions or sale of assets and capital expenditures and also requires maintenance of certain financial ratios and covenants. The initial borrowings of $8.2 million under the Loan Agreement were used to repay all amounts outstanding under the Company's credit agreement with a bank and approximately $4.5 million of its subordinated debentures. The aggregate borrowings at December 31, 1996 were $8.2 million with additional availability of approximately $6.4 million.

     The Company's strategy is to continue to finance future acquisitions principally and/or with the issuance of the Company's securities and borrowings. The availability of these capital resources is dependent upon prevailing market conditions, interest rates and the financial condition of the Company.

     The capital expenditures for 1997 are expected to range between $575,000 and $625,000. The Company believes that the cash flows from its operations supplemented, if needed, by additional borrowing capacity from the Loan Agreement will be sufficient to support the working capital and capital expenditure requirements through at least the end of 1997.

                                    BUSINESS

GENERAL

     The Company is a court reporting firm using state-of-the-art technology to provide printed and computerized transcripts and video recordings of testimony from depositions to the legal profession primarily in the New York City metropolitan, Southern California and Washington, D.C. areas. The Company's strategy is to become a national court reporting firm by acquiring court reporting companies in major business communities around the country. The Company believes that by expanding through the acquisition of established court reporting companies in major cities, the Company will achieve a significant national presence in the court reporting industry. In evaluating a prospective acquisition candidate, management of the Company considers the following material factors: (i) financial condition and results of operations; (ii) experience and skill of management and management's availability after the acquisition; (iii) growth potential; (iv) costs associated with the consummation of the acquisition; and (v) customer base and reputation. The size, nature and geography of the early acquisitions will determine the pace of the Company's achievement of national coverage. The Company believes that there are a number of suitable acquisition candidates in the size range contemplated, and that national status could be achieved by acquiring 10 to 12 firms in major metropolitan areas.

THE COURT REPORTING INDUSTRY

     Court reporting is the verbatim transcription of the spoken word into the written word, generally from sworn legal testimony. The industry is divided into two distinct sectors -- the recording of proceedings in court, or 'official' court reporting, and all other court reporting. Official court reporting is performed by civil servant court reporters employed by municipal, state, or federal courts. All other court reporting is performed outside the courtroom by free-lance court reporters, who may be either self-employed, or employees or independent contractors affiliated with a court reporting agency. The Company is a court reporting agency which primarily uses the services of independent contractors to handle the recording of legal proceedings (typically civil ones) outside the courtroom and, to a lesser extent, the recording of other events such as hearings, arbitrations, board meetings, stockholders' meetings, conferences, conventions and media events.

     Court reporting firms range in size from sole practitioners to firms with more than 100 free-lance court reporters. Although there are no independently verified statistics with respect to the number of court reporters or the total revenues of the court reporting industry, there are approximately 22,000 members of the National Court Reporting Association ('NCRA'), the only national professional association in the industry, and an additional 12,000 student members. The Company estimates that there are approximately 50,000 court reporters in the United States. The Company believes that, based on its size and reputation, it is one of the leading court reporting companies in the United States.

     The industry's long-time local focus is shifting toward a more national approach to accommodate law firms and corporations whose cases, in many instances, extend beyond a single city. Attorneys commonly request such out-of-town referrals from their local court reporting firm. Professional associations such as the NCRA and various national networks facilitate both the development of personal relationships between agency owners and the referral of business between agencies. Through such networks, a member court reporting firm is able to schedule depositions in other cities for clients so requesting. One drawback of the networks to date has been the inability of the referring court reporting firm to guarantee the quality of service that the client ultimately receives. The Company believes that by expanding nationally, it will be able to more effectively serve clients across the country, rather than depending on the loosely-aligned networks or other strategic relationships.

SERVICES AND TECHNOLOGY

     The Company's basic business is the verbatim transcription of EBTs (examinations before trial) or depositions. Court reporting requires a trained professional capable of transcribing speech, which generally approximates 200 words per minute, using shorthand symbols. Most of the Company's court reporters use a computer-aided transcription, or CAT, system for transcribing depositions. Much like traditional stenotype machines, CAT systems enable a court reporter to represent what is spoken as phonetic symbols. CAT systems, however, have an added feature: the phonetic symbols are simultaneously recorded on the traditional paper tape and on disk. Whether taken on a CAT system or a traditional stenotype machine, the shorthand notes are translated from the paper or magnetic medium, then edited to produce a final transcript. CAT systems enable the computer to interpret the shorthand symbols and translate them into English, a process that otherwise must be done manually. CAT systems have speeded the production of the final transcript; in fact, a court reporter can connect a computer to his stenotype machine, which can perform the translation during the proceedings and allow him to provide a transcript directly following the proceeding. As a by-product of CAT technology, specialized software has been developed enabling court reporters to provide clients with a floppy disk containing the translation of the shorthand symbols in a computer-readable format. This software allows the client to search, store, index, annotate, and manage transcripts. Documents can be searched easily for relevant portions of testimony, and can be integrated into larger databases containing all of the other information pertaining to a particular proceeding.

     The Company's state-of-the art technologies include:

      Realtime Transcription. The reporter writes on the stenotype machine and the written translation of what is said instantaneously appears on monitors located in the conference rooms where the deposition is taking place and/or at a remote location.

      Interactive Realtime Transcription. Specialized software enables the user to mark, annotate, search, cut and paste the text instantly on a computer linked to that of the court reporter.

      Full-Text Search and Retrieval Programs. These programs allow the computer to be used to search, store, index and manage transcripts and other documents. This enables the user to locate a particular word or portion of text quickly and easily.

      Compressed Transcripts. This format eliminates excess white space on the page and organizes the text in columns, substantially reducing transcript bulk. The compressed transcripts contain an index listing all of the words in the transcript, as well as where and how often the words appear, simplifying the summarizing of transcripts.

      Multimedia Technology Systems. This format allows text and video images to be shown concurrently on a single screen. The proceedings are taped on video while the court reporter records the proceedings on a stenotype machine connected to a computer equipped with the appropriate software. A videotape or CD ROM can later be accessed via video cassette recorder or computer, as appropriate.

     While the Company believes that the services it provides through these technologies are high quality, none of these services are unique in the industry or represent any significant investments that would act as a barrier to entry by competitors. Rather, the Company believes that its experience and expertise in the use of such technologies give it a competitive advantage over those court reporting firms that have not successfully integrated these technologies into the services they provide on a regular basis.

ACQUISITION STRATEGY

     The Company intends to continue expanding geographically by making initial acquisitions in new geographic markets of one or more court reporting companies that can operate effectively on a decentralized basis resulting in the creation of a new 'hub.' Subsequent to the establishment of a hub, the Company intends to acquire additional court reporting agencies in that market. The Company believes that these 'tuck-in' acquisitions can be absorbed without significant increases in administrative costs. The Company's strategy is to become a national court reporting company by acquiring court reporting companies in both its present geographic markets and in other major metropolitan areas in the United States. The Company believes a national court reporting firm will be able to more effectively serve its clients. The highly fragmented nature of the court reporting industry provides substantial acquisition opportunities for the Company. With the advent of sophisticated and rapidly changing technologies, aggressive marketing and professional management, the Company believes that some small firms are unlikely to be able to make the necessary capital investments required to compete effectively against better-capitalized competitors. Through its utilization of the newest technologies and its ability to provide professional management, the Company will benefit from certain economies of scale in its operations and marketing by expanding in its present market places. Additionally, the Company believes that the efficiencies it has achieved in its present locations can be duplicated in other locations which may be acquired in the future. For example, the Company has developed a customized computer system to handle the scheduling of depositions and billing and accounting matters. This software will be used in managing the firms acquired by the Company without any corresponding material increases in operating costs. Additionally, the Company's training program for managers will enable the Company to efficiently streamline the operations of acquired businesses by reducing or eliminating administrative offices and certain staff positions of such acquired businesses.

     Pursuant to an Agreement of Merger dated as of September 30, 1993 (the 'Merger Agreement'), by and among the Company, Esquire Communications Acquisition Corp., a wholly-owned subsidiary of the Company ('Acquisition Sub'), and David Feldman & Associates (U.S.A.), Ltd. ('DFA'), on September 30, 1993 DFA was merged into Acquisition Sub. As a result of the merger, DFA became a wholly-owned subsidiary of the Company. DFA serves the metropolitan New York City area. The purchase price paid by the Company pursuant to the Merger Agreement consisted of 549,900 unregistered shares of Common Stock of the Company, $1,500,000 in cash and a promissory note in the principal amount of $600,000. The promissory note is payable in 16 equal quarterly installments, commencing December 30, 1993, together with interest at the rate of 10% per annum.

     On June 22, 1994, the Company acquired all the outstanding stock of Sarnoff Deposition Service, Inc., a Southern California based court reporting company. The purchase price paid by the Company for SDS consisted of approximately $4,331,000 in cash, a promissory note in the principal amount of $1,500,000 and 750,000 unregistered shares of Common Stock of the Company. The promissory note is payable in 28 equal quarterly installments commencing September 1994, together with interest at the rate of 10% per annum.

     On January 27, 1995, the Company acquired substantially all the assets of Coleman, Haas, Martin & Schwab, Inc., a California based court reporting company. The purchase price paid by the Company for CHMS consisted of $400,000 in cash, promissory notes in the aggregate principal amount of $800,000 and 76,923 unregistered shares of Common Stock of the Company. Upon CHMS attaining specified revenues in 1995, the Company paid an additional $150,000 in cash. The principal amount of one of the promissory notes is subject to adjustment based on revenue levels attained by CHMS in 1995 and 1996. As the result, the principal balance increased by approximately $35,000 for the 1995 fiscal year and $143,000 for the 1996 fiscal year. The promissory notes are payable in equal monthly installments over a period of seven years, together with interest at the rate of 9% per annum.

     On July 26, 1996, the Company acquired the assets and liabilities of Kitlas, Dickman & Associates, a court reporting agency based in San Diego, California, which has an immaterial effect on the operating results of the Company.

     On October 28, 1996, the Company acquired the assets and liabilities of M&M Reporting Referral Service, Inc., a Southern California-based court reporting company. The purchase price consisted of $2,600,000 in cash, subordinated promissory notes in the aggregate principal amount of $2,712,700 and 132,258 unregistered shares of Common Stock. The principal amount of one of the notes and the cash portion of the purchase price are subject to revision based on the revenue derived from M&M's business for the twelve month period commencing November 1, 1996. The promissory notes are payable in equal quarterly installments over a period of five years, together with interest at the rate of 9% per annum.

     On November 15, 1996, the Company acquired the assets of Sherry Roe & Associates, Inc., a Washington, D.C. based court reporting company. On January 3, 1997, the Company acquired the assets of Nevill & Swinehart and Pelletier & Jones, both Southern-California based court reporting companies. The inclusion of the historical financial statements would not have had a material effect on the operating results of the Company. The purchase price in such acquisitions consisted of $2,160,000 in cash, subordinated promissory notes in the aggregate principal amount of $1,265,000 and 171,748 unregistered shares of Common Stock. The principal amount of some of the notes and the cash portion of the purchase price are subject to revision based on the revenue derived from the acquired businesses subsequent to the closing. The promissory notes are payable over a period of six years, together with interest at the rate of 8% or 9% per annum.

     The Company has entered into letters of intent to acquire Krauss, Katz & Ackerman and Wolfe, Rosenberg & Associates, court reporting companies in Philadelphia and Chicago, respectively. Consummation of these acquisitions is subject to negotiation and execution of definitive agreements and to the satisfaction of any conditions to be contained in such agreements. There is no assurance that either of such acquisitions will be consummated.

COMPETITIVE FACTORS

     Court reporting is an increasingly competitive industry, where firms must adapt to changing technology. The industry is characterized by low barriers to entry, resulting in a large number of small firms competing for available business. Most court reporting firms offer substantially the same type of services which the Company offers. However, larger firms can compete more effectively due to the economies of scale which can be achieved as a result of spreading the high cost of computer and video equipment and marketing efforts over a larger base. Additionally, large court reporting firms can use their sophisticated facilities and equipment for ancillary services requested by their clients. Although no statistics are available, the Company believes that there are only one or two court reporting firms that are truly national in scope; perhaps a dozen other firms are regional in scope. These firms may represent more competition for the Company than smaller, presumably less comprehensive firms. Competition in the court reporting industry is based on factors such as the existence of personal relationships with clients and other reporting agencies, price, service and reputation.

     Various proposals are under consideration by the Federal Advisory Committee on Civil Rules, the Judicial Conference of the U.S. and the U.S. Supreme Court, among others, which may reduce or eliminate the use of court reporters. Such proposals include limitations on the number and length of pretrial depositions, requirements to use alternative dispute resolution methods and the substitution of audio- and/or video-tape recordings for stenographic transcription of proceedings. In addition, on an unofficial basis, certain industries have adopted alternative dispute resolution methods as standard industry practices. These or other trends could have a material adverse impact on the court reporting industry.

     Future technological innovations in the court reporting industry may create new services or products that are competitive with, superior to or render obsolete the services currently provided by the Company and other court reporting companies. There can be no assurance that the Company would not be adversely affected in the event of such technological innovation. In an attempt to keep abreast of the changing technology, the Company has aggressively sought to become a 'beta' site for the manufacturers of all types of industry hardware and software; the Company uses and evaluates new products for the manufacturers before the products are available to the general public. This policy has proven to be effective to date and will be aggressively continued. In addition, representatives of the Company attend trade shows and serve on various industry group committees.

CLIENTS AND MARKETING

     The Company's professional sales team helps create and implement its marketing efforts. Representatives of the Company attend and perform demonstrations at industry trade shows. The Company highlights its technological resources through advertisements in trade magazines and legal periodicals, and engages in direct mail advertising to lawyers. The Company attracts business through telemarketing, cold calling, recommendations and referrals, and participates in competitive bidding.

     The Company also attracts new business through contacts made as a result of its membership in the National Network Reporting Company ('NNRC'), a national network of approximately 53 large, reputable court reporting agencies set up to facilitate the exchange of ideas among agency owners. Membership in NNRC is limited to one court reporting firm in each major metropolitan area in the United States, Canada and the United Kingdom. The Company is the NNRC representative for each of New York City, New York, Long Island, New York, Los Angeles, California and San Diego, California. The Company also has contractual relationships with deposition-setting services that refer work to the Company.

     The Company recently formed Esq. Com CSD, Inc., as a wholly owned subsidiary, to market court reporting services to large insurance companies and corporations. Revenues generated from these operations have not been significant.

     The Company's client base is composed primarily of law firms. Since the Company provides verbatim transcriptions of sworn legal testimony, it is unlikely that customers which are not law firms or others involved in legal proceedings would be interested in the Company's services. Thus, the Company's future is dependent upon the continued use of legal proceedings and the need for transcriptions thereof by interested parties.

HUMAN RESOURCES

     The Company currently has 142 full-time employees and approximately 387 free-lance court reporters. The Company's court reporters are primarily independent contractors, each of whom owns a stenotype machine and many of whom own personal computers. The Company's ability to utilize the services of independent contractors has significant favorable consequences to the Company. As a result, the Company is able to minimize its fixed operating costs, while avoiding certain capital expenditures. Although the Company does not have the same amount of control over an independent contractor as it does over an employee of the Company, the Company does not believe that this has had a negative impact on its business since the Company has been able to attract highly qualified professionals. The Company provides comprehensive training to its managers and has an internship program for its court reporters. The Company's employees and independent contractors are not represented by any union. The Company considers its relations with its employees and free-lance court reporters to be good.

PROPERTIES

     The Company has leased offices in New York, New York, Santa Ana, California, Los Angeles, California, San Diego, California and Washington, D.C. The aggregate area under the leases approximates 50,000 square feet. The leases generally run for a term of five years and expire at various dates from time to time. In addition, the Company owns an office condominium of approximately 1,100 square feet of office space at 230 Hilton Avenue, Hempstead, New York.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings.

RECENT EVENTS

     On October 23, 1996, the Company entered into a Purchase Agreement (the 'Purchase Agreement') pursuant to which the Company sold to Golder, Thoma, Cressey, Rauner Fund IV, L.P. ('GTCR') and Antares Leveraged Capital Corp. (collectively with GTCR, the 'Investors') 7,312.50 and 187.50 shares of Series A Preferred Stock, respectively, for an aggregate purchase price of $7,500,000. In addition, the Investors have the right from time to time within 21 months to acquire up to an additional 7,500 shares of Series A Preferred Stock at a price of $1,000 per share.

     The Series A Preferred Stock is convertible into Common Stock of the Company at a conversion price of $3.00 per share (subject to anti-dilution adjustments) and bears cumulative annual dividends at the rate of 6% ($60.00) per annum. The holders of Series A Preferred Stock have a liquidation preference of $1,000 per share, plus accrued dividends. Holders of Series A Preferred Stock have the right to vote together with the holders of Common Stock and are entitled to one vote for each whole share of Common Stock into which the Series A Preferred Stock is convertible (presently 333 1/3 votes per share). GTCR was granted various rights to ask for registration under the Securities Act of 1933 of any shares of Common Stock acquired by it upon conversion of the Series A Preferred Stock. Without the consent of the holders of a majority of the Series A Preferred Stock, the Company may not take various actions, including paying dividends on capital stock if there are any accrued but unpaid dividends on the Series A Preferred Stock, issuing any equity securities which are senior to or on a parity with the Series A Preferred Stock, merging with another entity, selling or otherwise disposing of all or substantially all its assets, or acquiring other entities. In addition, the Company may not issue in a private offering any equity securities without first offering the holders of Series A Preferred Stock the right to acquire their pro rata share.

     In connection with the Purchase Agreement, the Investors and Malcolm L. Elvey, Chairman of the Board of the Company, Cary A. Sarnoff, Vice Chairman of the Company, David J. Feldman, President of the Company, CMNY Capital L.P. and Allied Investment Corporation, Allied Investment Corporation II and Allied Capital Corporation II (collectively, 'Allied') entered into a Stockholder's Agreement dated October 23, 1996 (the 'Stockholder's Agreement') pursuant to which (a) the parties agreed to vote their shares to elect as directors three representatives designated by Messrs. Elvey, Sarnoff and Feldman (the 'Management Stockholders'), two representatives designated by GTCR and two representatives jointly designated by GTCR and the Management Stockholders; provided, however, that if they are unable to agree on such joint designees within 90 days, then GTCR may elect the joint designees; (b) the Management Stockholders granted to the other stockholders rights of first refusal to acquire their shares if they desire to sell the same, subject to exceptions for public sales and for transfers to family members; and (c) if the Company's Board of Directors approves a sale of the Company's assets or capital stock (whether by merger or otherwise), each stockholder other than Allied and CMNY Capital L.P. agreed to consent to such transaction. The Stockholder's Agreement dated June 22, 1994 among the Company and the Management Stockholders was terminated. In addition, GKN Securities Corp. and Allied terminated their rights to designate directors of the Company.

     Effective October 23, 1996, Messrs. Howard Davidoff and Robert Wunder resigned as directors of the Company and Messrs. Bruce V. Rauner and Joseph P. Nolan, representatives of GTCR, were elected as directors of the Company. Messrs. Andrew Garvin and Mortimer Feinberg, directors of the Company, agreed to resign as directors at any time upon the request of GTCR.

     Effective October 23, 1996, the Company engaged KPMG Peat Marwick, LLP as its independent accountants to audit its financial statements in place of Freed Maxick Sachs & Murphy, P.C. (the 'Former Accountant'). The decision to change accountants was approved by the Board of Directors and the Audit Committee of the Company and was the result of the Company's belief that due to its increasing size and nationwide scope of operations, it needed a 'Big 6' accounting firm with nationwide operations to audit its financial statements. The Former Accountant's report on the financial statements of the Company for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements of the type described in paragraph (a)(1)(iv) of Item 304 of Regulation S-K promulgated under the Securities Act ('Item 304 of Regulation S-K'), or any reportable event as described in paragraph (a)(1)(v), paragraph (a)(2) or paragraph (b) of Item 304 of Regulation S-K.

     On December 24, 1996, the Company entered into a Credit Agreement with Antares Leveraged Capital Corp. pursuant to which the Company may borrow from time to time under a revolving credit facility up to an aggregate amount of $20 million. The Credit Agreement, which is secured by substantially all the assets of the Company, restricts future indebtedness, investments, distributions, acquisitions or sale of assets and capital expenditures and also requires the maintenance of certain financial ratios and covenants. The initial borrowings under the Credit Agreement were used to repay all amounts outstanding under the Company's credit agreement with The Chase Manhattan Bank and $4.5 million of subordinated debentures due June 2001 and held by Allied.

     On April 3, 1997, David White was appointed Chief Executive Officer of the Company. Mr. White and Fir Geenen have been elected as directors of the Company. Messrs. White and Geenen have agreed to resign as directors at any time upon the request of GTCR.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

                                                                                                   DIRECTOR OR
          NAME             AGE                       POSITION WITH COMPANY                        OFFICER SINCE
------------------------   ---   --------------------------------------------------------------   -------------

Malcolm L. Elvey           55    Chairman of the Board, and Director                                   1993
Cary A. Sarnoff            49    Vice Chairman and Director                                            1994
David A. White             44    Chief Executive Officer and Director                                  1997
David J. Feldman           57    President, Chief Operating Officer, and Director                      1993
David Higson               49    Senior Vice President and Chief Financial Officer                     1997
Debra Neiderfer            39    Vice President                                                        1993
Paul Strohfus              44    Vice President                                                        1995
Vasan Thatham              38    Chief Financial Officer and Secretary                                 1994
Sandra Waite               37    Vice President                                                        1994
Mortimer R. Feinberg(1)    73    Director                                                              1993
Andrew P. Garvin(1)(2)     50    Director                                                              1993
Fir Geenen                 42    Director                                                              1997
Joseph P. Nolan(1)(2)      32    Director                                                              1996
Bruce V. Rauner            40    Director                                                              1996

------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

                            ------------------------
     Malcolm L. Elvey has served as Chairman of the Board of Directors of the Company, Pepper and ERC since their respective incorporations. Mr. Elvey is a Chartered Accountant and has a Master of Business Administration from the University of Cape Town. From 1985 through 1987, Mr. Elvey served as President and Chief Executive Officer of Pritchard Services, Ltd. where he was responsible for the home health care, hospital and building maintenance, security and food services subsidiaries, and served as a director of ADT Ltd. (formerly, the Hawley Group Ltd.), an international service company.

     Cary A. Sarnoff has served as Vice Chairman of the Company since November 1994. Mr. Sarnoff was President of Sarnoff Deposition Service, Inc. for more than five years prior thereto. Mr. Sarnoff formed in 1982 and owns CAT-Links, a litigation support software development company. Mr. Sarnoff has more than 25 years experience in the court reporting industry. He was a founding member of the NNRC and served as a member of the Board of Directors of the California Court Reporters Association.

     David J. Feldman has served as President, Chief Operating Officer and a director of the Company since September 1993. Mr. Feldman was President of David Feldman & Associates (U.S.A.) Ltd. for more than five years prior thereto. Mr. Feldman has more than thirty years experience in the court reporting industry, including serving as a court reporter for the Knapp Commission Hearings and the Nelson Rockefeller Commission on Critical Choices for America.

     Debra Neiderfer has served as Vice President of the Company since September 1993. From 1989 to September 1993, Ms. Neiderfer was employed as account executive and then vice president at David Feldman & Associates (U.S.A.) Ltd. From 1980 through 1987, Ms. Neiderfer served as marketing manager for Prentice Hall Law & Business.

     Paul Strohfus has served as Vice President of the Company since November 1995. From 1987 to 1995, Mr. Strohfus was employed by Firemans Fund Insurance Company in various capacities, with his last position having been assistant vice president of claims.

     Vasan Thatham has served as Chief Financial Officer and Secretary of the Company since 1994. In 1993, Mr. Thatham was controller of the IPC Franchising Corp. and from 1987 through 1992 was controller (and ultimately Chief Financial Officer) of Strings, Ltd., a specialty retail chain. From 1978 to

1987, Mr. Thatham held various positions with Ernst & Whinney in Kuwait and KPMG Peat Marwick in India. Mr. Thatham is a chartered accountant.

     Sandra Waite has served as Vice President of the Company since June 1994. She served as office manager of Sarnoff Deposition Service, Inc. from 1980 through 1989, as general manager from 1990 to 1994 and as vice president since June 1994.

     Mortimer R. Feinberg, Ph.D., has served as a director of the Company since its incorporation. He is the co-founder of BFS Psychological Associates, Inc., a human resources consulting firm, and has served as Chairman of its Board of Directors since 1960. Dr. Feinberg is Professor Emeritus, Baruch College, City University of New York and is a frequent contributor to the Wall Street Journal on human resources and other business topics.

     Andrew P. Garvin has served as a director of the Company since its incorporation. Mr. Garvin is the co-founder of FIND/SVP, a consulting, research and information gathering company, and has served as its Chief Executive Officer since 1969.

     Joseph P. Nolan has served as director of the Company since October 1996. Mr. Nolan is a principal and has been with Golder, Thoma, Cressey, Rauner, Inc., an affiliate of GTCR, since February 1994. From May 1990 to January 1994, Mr. Nolan was Vice President Corporate Finance at Dean Witter Reynolds Inc. Mr. Nolan is also a director of Lason Inc., Principal Hospital, Inc., UllO International and Excaliber Tubular Corporation.

     Bruce V. Rauner has served as director of the Company since October 1996. Mr. Rauner is a principal and has been with Golder, Thoma, Cressey, Rauner, Inc. since 1981. Mr. Rauner is also a director of ERO, Inc., COREStaff, Inc., Coinmach Laundry Corporation, Lason Inc., Polymer Group, Inc., Cherrydale Farms, Inc., International Computer Graphics, Principal Hospital, Inc. and U.S. Aggregates.

     Fir Geenen has been an officer of Harlingwood Corp., an affiliate of Harlingwood & Company LLC ('Harlingwood') since 1988. Harlingwood provides advisory services to growing companies. From 1993 to September 1996, Mr. Geenen served as Executive Vice President of Medical Transport, Inc., a division of Laidlaw Inc. ('MedTrans').

     David White has been an officer of Harlingwood since 1997. From 1992 to December 1996, Mr. White was employed by MedTrans as President. From 1991 to 1992, Mr. White was Vice President, Financial Operations for a division of Laidlaw, Inc.

     David Higson was appointed Senior Vice President and Chief Financial Officer of the Company in May 1997. From June 1993 to April 1997, he was Senior Vice President -- Administration and Financial Operations of MedTrans. For more than five years prior thereto he was regional director for financial operations of Laidlaw Inc.

     Messrs. Andrew Garvin, Mortimer Feinberg, David White and Fir Geenen have agreed to resign as directors at any time upon the request of GTCR. All other directors will hold office until the next annual meeting of stockholders and until the election and qualification of their successors, or until death, resignation or removal. Compensation for directors who are not officers of the Company is $1,250 per meeting. Officers serve at the discretion of the Board of Directors and under the terms of any employment agreement which may exist.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of the Company's common stock to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and holders of more than ten percent are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes that during the year ended December 31, 1996, its executive officers, directors and holders of more than ten percent complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid by the Company or accrued for services rendered in all capacities during the fiscal year ended December 31, 1996, to the Company's Chief Executive Officer and to each of the other most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                                -----------------------------------
                                                                                  AWARDS
                                              ANNUAL COMPENSATION               ----------           PAYOUTS
                                     --------------------------------------     RESTRICTED     --------------------
                                                               OTHER ANNUAL       STOCK        OPTIONS/      LTIP        ALL OTHER
   NAME AND PRINCIPAL                 SALARY       BONUS       COMPENSATION       AWARDS        SARS       PAYMENTS     COMPENSATION
        POSITION            YEAR        $            $             ($)             ($)           (#)         (#)            ($)
------------------------    ----     --------     --------     ------------     ----------     -------     --------     ------------

Malcolm L. Elvey .......    1996     $194,595     $115,000                                      50,000
  Chairman &                1995      166,431
  Chief Executive           1994      185,175
  Officer
David J. Feldman .......    1996      188,927      358,665                                      50,000
  President                 1995      161,335      238,543                                      75,000
                            1994      180,000      188,575
Cary A. Sarnoff, .......    1996      190,436                                                   50,000
  Vice Chairman             1995      160,629
                            1994(1)    90,000
Debra Neiderfer ........    1996      115,967       48,666                                       5,000
  Vice President            1995       82,660       18,650                                      25,000
                            1994       80,000        7,448
Paul Strohfus ..........    1996      155,764                                                   50,000
  Vice President            1995(2)    42,577

------------

(1) Represents compensation for the partial year from June 22, 1994.

(2) Represents compensation for the partial year.

EMPLOYMENT AND RELATED AGREEMENTS

     Malcolm L. Elvey is employed under an employment agreement which expires May 1998 and is automatically renewable on a year-by-year basis unless terminated by either party upon at least 60 days notice prior to the renewal date. Mr. Elvey receives an annual salary of $194,595, which is subject to cost of living increases. Mr. Elvey is also entitled to an annual bonus ranging from 3% based on pre-tax earnings of the Company in excess of $750,000 to 15% based on pre-tax earnings of the Company in excess of $2,500,000; provided, however, that the bonus will not exceed 100% of Mr. Elvey's annual salary. In the event the Company consummates any acquisitions, these pre-tax earnings levels are increased by 70% of the net income before taxes of the acquired business, excluding any extraordinary items of gain or loss (which amount is prorated for the portion of any year in which the acquired business operations are consolidated with the Company's). The employment agreement terminates upon the death or permanent disability of Mr. Elvey or for cause. Cause is defined as a material breach of the employment agreement by Mr. Elvey, his gross negligence or wilful misconduct in the performance of his duties, his dishonesty to the Company, conviction of a felony or excessive absenteeism unrelated to a disability. In addition, Mr. Elvey has agreed not to compete with the Company for a period of two years following the termination of his employment with the Company. The Company maintains and is the beneficiary of key-man life insurance in the amount of $1,000,000 on the life of Mr. Elvey.

     In connection with the acquisition of SDS, on June 22, 1994, the Company entered into an employment agreement with Cary A. Sarnoff pursuant to which Mr. Sarnoff is employed as Vice Chairman of the Company. The agreement expires four years from the date thereof and is automatically renewed on a year-by-year basis unless terminated by either party upon at least 60 days prior notice. Mr. Sarnoff receives an annual salary at the rate of $186,455, which is subject to cost of living increases. Mr.

Sarnoff's employment agreement contains termination provisions which are substantially the same as those of Mr. Elvey's employment agreement. Mr. Sarnoff has agreed not to compete with the Company for a period of two years following the termination of his employment with the Company.

     In connection with the acquisition of DFA, on September 30, 1993, the Company entered into an employment agreement with David Feldman pursuant to which Mr. Feldman is employed as President and Chief Operating Officer of the Company. The agreement expires four years from the date thereof and is automatically renewed on a year-by-year basis unless terminated by either party upon at least 60 days notice prior to the renewal date. Mr. Feldman receives an annual salary at the rate of $188,927, which is subject to cost of living increases. Mr. Feldman is also entitled to an annual bonus of 4.25% of total annual revenues of the Company in excess of $4,200,000 and 5% of total annual revenues of the Company in excess of $9,000,000. During the first two years, Mr. Feldman is entitled to a minimum bonus of $175,000 per year and during the third and fourth years is entitled to a minimum bonus of $225,000 per year. The revenue hurdle levels will be increased in the event the Company consummates any acquisitions. Mr. Feldman's employment agreement contains termination provisions which are substantially the same as those of Messrs. Elvey's and Sarnoff's employment agreements, and in addition, Mr. Feldman may terminate the employment agreement for a material reduction in his responsibilities or authority, failure of the Company to pay Mr. Feldman compensation or amounts due him under a certain promissory note, relocation of his office or a termination not permitted under the employment agreement. Upon the termination of Mr. Feldman's employment (except if such termination results from his death, disability or for cause), the Company will continue to pay Mr. Feldman his annual salary for the balance of the term of the agreement and for a period of six months thereafter. Mr. Feldman has agreed not to compete with the Company for a period of one year following the termination of his employment with the Company.

STOCK OPTION PLAN

     In February, 1993, the Board of Directors of the Company adopted the 1993 Stock Option Plan (the 'Plan'), which was approved by all stockholders of the Company. The Plan was amended to increase the number of options which may be granted thereunder to 1,400,000 shares of Common Stock, subject to stockholder approval. Incentive stock options, intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options may be granted under the Plan.

     The Plan is administered by the compensation committee of the Board of Directors, which may grant options to key employees, directors, consultants and independent contractors to the Company. The term of each option may not exceed ten years from the date of grant. The exercise price of an option may not be less than 100% of the fair market value of a share of Common Stock. The options vest over a three-year period, commencing one year following their issuance.

     The table below sets forth information regarding the grant of stock options made to the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 1996.

                                                                               PERCENT OF
                                                               NUMBER OF         TOTAL
                                                               SECURITIES     OPTIONS/SARS
                                                               UNDERLYING      GRANTED TO     EXERCISE OR
                                                              OPTIONS/SARS    EMPLOYEES IN    BASE PRICE     EXPIRATION
                           NAME                                GRANTED(#)     FISCAL YEAR       ($/SH)          DATE
-----------------------------------------------------------   ------------    ------------    -----------    ----------

Malcolm L. Elvey...........................................      50,000           29.41%        $ 3.00         12/2006
David Feldman..............................................      50,000           29.41%        $ 3.00         12/2006
Cary Sarnoff...............................................      50,000           29.41%        $ 3.00         12/2006
Debra Neiderfer............................................       5,000            2.94%        $ 2.875         2/2006
Paul Strohfus..............................................           0          --               --            --

     The table below sets forth information for the executive officers named in the Summary Compensation Table concerning option exercises during 1996 and outstanding options at December 31, 1996.

AGGREGATED OPTION/SAR EXERCISES IN 1996 AND DECEMBER 31, 1996 OPTION/SAR VALUES

                                                                    NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                                   UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                                      OPTIONS/SARS AT                 OPTIONS/SARS AT
                             SHARES                                  DECEMBER 31, 1996               DECEMBER 31, 1996
                            ACQUIRED                            ----------------------------    ----------------------------
NAME                     ON EXERCISE(a)    VALUE REALIZED(a)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----------------------   --------------    -----------------    -----------    -------------    -----------    -------------
Malcolm L. Elvey......          0              --                 125,000          50,000            0               0
David Feldman.........          0              --                  37,500          87,500            0               0
Cary Sarnoff..........          0              --                       0          50,000            0               0
Debra Neiderfer.......          0              --                  41,667          13,333            0               0
Paul Strohfus.........          0              --                  16,667          33,333            0               0

------------

 (a) There were no exercises of options by the Company's executives during 1996.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company leases its Santa Ana, California office from an affiliate of Cary A. Sarnoff. The lease expires in June 1999 and grants to the Company an option to renew for five years. The Company believes the terms of the lease are comparable to market terms.

     For as long as The Sarnoff Trust owns 20% or more of the Common Stock issued in connection with the acquisition of SDS, the Company has agreed to nominate, recommend and use its best efforts to have Mr. Sarnoff elected as a director of the Company. As long as Messrs. Elvey, Feldman and Sarnoff continue as directors of the Company, the Company has agreed that they shall be the sole members of the Executive Committee and that all decisions to be made by the Executive Committee shall require unanimous approval.

     On October 23, 1996, the Company entered into a Purchase Agreement (the 'Purchase Agreement') pursuant to which the Company sold to Golder, Thoma, Cressey, Rauner Fund IV, L.P. ('GTCR') and Antares Leveraged Capital Corp. (collectively with GTCR, the 'Investors') 7,312.50 and 187.50 shares of Series A Preferred Stock, respectively, for an aggregate purchase price of $7,500,000. In addition, the Investors have the right from time to time within 21 months to acquire up to an additional 7,500 shares of Series A Preferred Stock at a price of $1,000 per share.

     The Series A Preferred Stock is convertible into Common Stock of the Company at a conversion price of $3.00 per share (subject to anti-dilution adjustments) and bears cumulative annual dividends at the rate of 6% ($60.00) per annum. The holders of Series A Preferred Stock have a liquidation preference of $1,000 per share, plus accrued dividends. Holders of Series A Preferred Stock have the right to vote together with the holders of Common Stock and are entitled to one vote for each whole share of Common Stock into which the Series A Preferred Stock is convertible (presently 333 1/3 votes per share). GTCR was granted various rights to ask for registration under the Securities Act of 1933 of any shares of Common Stock acquired by it upon conversion of the Series A Preferred Stock. Without the consent of the holders of a majority of the Series A Preferred Stock, the Company may not take various actions, including paying dividends on capital stock if there are any accrued but unpaid dividends on the Series A Preferred Stock, issuing any equity securities which are senior to or on a parity with the Series A Preferred Stock, merging with another entity, selling or otherwise disposing of all or substantially all its assets, or acquiring other entities. In addition, the Company may not issue in a private offering any equity securities without first offering the holders of Series A Preferred Stock the right to acquire their pro rata share. In connection with the Purchase Agreement, the Investors and Malcolm L. Elvey, Chairman of the Board of the Company, Cary A. Sarnoff, Vice Chairman of the Company, David J. Feldman, President of the Company, CMNY Capital L.P. and Allied Investment Corporation, Allied Investment Corporation II and Allied Capital Corporation II (collectively, 'Allied') entered into a Stockholder's Agreement dated October 23, 1996 (the 'Stockholder's

Agreement') pursuant to which (a) the parties agreed to vote their shares to elect as directors three representatives designated by Messrs. Elvey, Sarnoff and Feldman (the 'Management Stockholders'), two representatives designated by GTCR and two representatives jointly designated by GTCR and the Management Stockholders; provided, however, that if they are unable to agree on such joint designees within 90 days, then GTCR may elect the joint designees; (b) the Management Stockholders granted to the other stockholders rights of first refusal to acquire their shares if they desire to sell the same, subject to exceptions for public sales and for transfers to family members; and (c) if the Company's Board of Directors approves a sale of the Company's assets or capital stock (whether by merger or otherwise), each stockholder other than Allied and CMNY Capital L.P. agreed to consent to such transaction. The Stockholder's Agreement dated June 22, 1994 among the Company and the Management Stockholders was terminated. In addition, GKN Securities Corp. and Allied terminated their rights to designate directors of the Company.

     Effective October 23, 1996, Messrs. Howard Davidoff and Robert Wunder resigned as directors of the Company and Messrs. Bruce V. Rauner and Joseph P. Nolan, representatives of GTCR, were elected as directors of the Company. Messrs. Andrew Garvin, Mortimer Feinberg, David White and Fir Geenen, directors of the Company, agreed to resign as directors at any time upon the request of GTCR.

     SDS was a party to an agreement with Edward Sarnoff, the father of Cary Sarnoff, pursuant to which SDS agreed to pay to Edward Sarnoff, in the event of the sale of SDS, the amount of $1,000,000 payable in equal monthly installments over a period of five years. In connection with the Company's acquisition of SDS, the Company assumed the obligations of SDS under this agreement.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECTS OF THE EXCHANGE OFFER

     The Exchange Offer is intended to extinguish the Warrants through the issuance of Common Stock to reduce the future potential dilutive impact on the Company's earnings per share of Common Stock that would be caused by exercise of the Warrants. In the absence of the Exchange Offer, 1,702,251 shares of Common Stock could be issued if all of the currently outstanding Warrants held by the Warrantholders were exercised. Assuming 100% participation in the Exchange Offer, 340,450 shares of Common Stock will be issued upon consummation of the Exchange Offer.

DESCRIPTION OF THE WARRANTS

     The Warrants were issued in registered form pursuant to an agreement, dated May 18, 1993 (the 'Warrant Agreement'), between the Company and Continental Stock Transfer & Trust Company (the 'Warrant Agent'). The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     One Warrant represents the right of the registered Warrantholder to purchase one share of Common Stock at an exercise price of $4.50 per share, subject to adjustment (the 'Exercise Price'), from May 18, 1994 until May 18, 1998 (the 'Warrant Expiration Date'). The Exercise Price and the number of shares of Common Stock issuable upon the exercise of the Warrants are subject to adjustment in certain circumstances, including a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

     At any time commencing on May 18, 1994 and prior to the close of business on the Warrant Expiration Date (on which date the Warrants become wholly void and of no value), the Warrants, unless previously redeemed, or exchanged pursuant to the Exchange Offer, may be exercised at the office of the Warrant Agent. No holder of Warrants shall be entitled to vote or receive dividends or be deemed the holder of shares of Common Stock for any purpose whatsoever until such Warrants have been duly exercised and the Exercise Price has been paid in full or exchanged pursuant to the Exchange Offer.

     Under the provisions of the Warrant Agreement, the Company has the right at any time after May 18, 1994, to redeem the Warrants in whole or in part at a price of $.01 each, by written notice mailed not less than 30 days prior to the redemption date to each Warrantholder at his address as it appears on the books of the Warrant Agent. Such notice shall be given only within three days following any period of

20 consecutive trading days during which the last sale price for the shares of Common Stock exceeds 150% of the then-effective exercise price of the Warrants to be redeemed. If the Warrants are called for redemption, they must be exercised prior to the close of business on the date of any such redemption or the right to purchase the applicable shares of Common Stock is forfeited.

EFFECT OF THE EXCHANGE OFFER ON THE WARRANTHOLDERS

     Upon acceptance of the tendered Warrants by the Company, the Warrantholders will receive one share of Common Stock for each five Warrants tendered. Warrantholders who do not participate in the Exchange Offer will retain the right to purchase one share of Common Stock at an exercise price of $4.50 per Warrant, which price will remain subject to the adjustment provisions of the Warrant Agreement. The Warrants are subject to redemption by the Company under certain circumstances. See ' -- Description of the Warrants.' To the extent Warrantholders participate in the Exchange Offer, the trading market for, and liquidity of, the Warrants which remain outstanding, if any, could be reduced. In addition, the Company intends to delist the Warrants from trading on the Boston Stock Exchange and the Nasdaq Stock Market and deregister the Warrants under the Exchange Act if it determines that the Warrants are held of record by fewer than 300 persons.

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (the 'Letter of Transmittal'), to exchange one share of Common Stock for each five Warrants tendered.

     The Company will accept any Warrants validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Warrants which are not accepted for exchange will be returned as promptly as practicable after the Expiration Date. Warrantholders may tender all or a portion of their Warrants pursuant to the Exchange Offer.

     If the Company should increase or decrease the number of shares of Common Stock offered in exchange for the Warrants in the Exchange Offer, such changed consideration would be paid with regard to all Warrants accepted in the Exchange Offer. If the consideration is so changed, the Exchange Offer will remain open at least ten business days from the date the Company first gives notice, by public announcement or otherwise, of such increase or decrease.

     As of January 2, 1997, 1,702,251 Warrants were outstanding and there were approximately 43 registered Warrantholders. Only holders or owners of Warrants (or such Warrantholder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining Warrantholders entitled to participate in the Exchange Offer. The Company believes that, as of the date of this Prospectus, none of such holders is an affiliate (as defined in Rule 405 under the Securities Act) of the Company, except that Cary A. Sarnoff owns 7,600 Warrants. Mr. Sarnoff has indicated that he will exchange his Warrants pursuant to the Exchange Offer.

     Warrantholders do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Warrant Agreement in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

     The Company shall be deemed to have accepted validly tendered Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for tendering Warrantholders for the purposes of receiving the Common Stock from the Company.

     If any tendered Warrants are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Warrants will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Tendering Warrantholders will not be required to pay brokerage commissions or fees with respect to the exchange of Warrants for Common Stock pursuant to the Exchange Offer. The Company will pay all charges and expenses in connection with the Exchange Offer. The Company will also pay all transfer taxes, if any, applicable to the transfer and exchange of Warrants to it or its order pursuant to the

Exchange Offer. If, however, Warrants not exchanged are to be delivered to, or are to be issued in the name of, any person other than the registered Warantholder, or if tendered Warrants are recorded in the name of any person other than the person signing the Letter of Transmittal, then the amount of such transfer taxes (whether imposed on the registered Warrantholder or any other person) will be payable by the tendering Warrantholder. See ' -- Transfer Taxes.'

     Although the Company has no plan or intention to do so, it reserves the right in its sole discretion to purchase or make offers for any Warrants that remain outstanding after the consummation of the Exchange Offer. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term 'Expiration Date' shall mean 5:00 p.m., New York City time, on June 12, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term 'Expiration Date' shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the rights in its sole discretion, (i) to delay accepting any Warrants, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under 'Conditions of the Exchange Offer' shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered Warrantholders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Warrantholders, if the Exchange Offer would otherwise expire during such five to ten business day period. If the Company amends the terms of the Exchange Offer to improve the consideration for the Warrants, the Company will give such improved consideration to all tendering Warrrantholders, including Warrantholders who have previously tendered Warrants.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall not have an obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely public disclosure.

PROCEDURE FOR TENDERING WARRANTS

     The tender by a Warrantholder as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Warrantholder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Warrantholder who wishes to tender Warrants for exchange pursuant to the Exchange Offer must transmit such Warrants, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth herein on or prior to 5:00 p.m., New York City time, on the Expiration Date.

     THE METHOD OF DELIVERY OF WARRANTS, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE WARRANTHOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     A signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, need not be guaranteed if the Warrants surrendered for exchange pursuant thereto (i) are tendered by a registered Warrantholder of the Warrants who has not completed either the box entitled 'Special Exchange Instructions' or the box entitled 'Special Delivery Instructions' on the Letter of Transmittal or
(ii) are tendered by an Eligible Institution (as defined below). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or is otherwise an 'eligible guarantor institution' within the meaning of Rule l7Ad-l5 under the Exchange Act (collectively, 'Eligible Institutions'). If Warrants are registered in the name of a person other than a signer of the Letter of Transmittal, the Warrants surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution or (ii) be accompanied by a stock power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Warrantholder, with the signature thereon guaranteed by an Eligible Institution. The term 'registered Warrantholders' as used herein with respect to the Warrants means any person in whose name the Warrants are registered on the books of the registrar for the Warrants.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Warrants tendered for exchange will be determined by the Company in its sole, reasonable discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Warrants not properly tendered or to reject any particular Warrants which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Warrants either before or after the Expiration Date. The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Warrants for exchange must be cured within such reasonable period of time as the Company shall determine. The
Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Warrants for exchange but shall not incur any liability for failure to give such notification. Tenders of the Warrants will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, stock power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

     Any beneficial owner whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Warrants in the Exchange Offer should contact such registered Warrantholder promptly and instruct such registered Warrantholder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender directly, such beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering Warrants, make appropriate arrangements to register ownership of the Warrants in such beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

     Warrantholders who wish to tender their Warrants but whose Warrants are not immediately available or who cannot deliver their Warrants and Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Warrants according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Warrantholder, (ii) prior to the Expiration Date, the Exchange Agent must have received from the Warrantholder and the Eligible Institution a properly completed and duly executed Letter of

Transmittal and a Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Warrantholder, the certificate number or numbers of the tendered Warrants, stating that the tender is being made thereby and guaranteeing that, within three business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Warrants and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Warrants in proper form for transfer must be received by the Exchange Agent within three business days after the Expiration Date. Any Warrantholder who wishes to tender Warrants pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Warrants prior to 5:00 p.m., New York City time, on the Expiration Date. Failure to complete the guaranteed delivery outlined above will not, of itself, affect the validity or effect a revocation of any Letter of Transmittal properly completed if executed by a holder who attempted to use the guaranteed delivery process.

ASSISTANCE

     All tendered Warrants, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of this Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

By Registered or Certified Mail:
CONTINENTAL STOCK TRANSFER
& TRUST COMPANY
2 Broadway
New York, New York 10004
Attention: Reorganization Dept.

By Facsimile:
(212) 509-5150
Confirmed by Telephone
(212) 509-4000, ext. 535
(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail.)

ACCEPTANCE OF WARRANTS FOR EXCHANGE

     Upon satisfaction or waiver of all conditions to the Exchange Offer and following the Expiration Date, the Company will promptly accept all Warrants properly tendered, and will immediately thereafter issue the appropriate number of corresponding shares of Common Stock to eligible Warrantholders. For purposes of the Exchange Offer, the Company shall be deemed to have accepted Warrants that are tendered for exchange when, and if, the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of Common Stock for Warrants that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Warrants, a properly completed and duly executed Letter of Transmittal, and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Warrants are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Warrant certificates are submitted for a greater number than the holder desires to exchange, such unaccepted or nonexchanged Warrants or substitute Warrants evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of the Warrants may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date and unless theretofore accepted for exchange by the Company, may also be withdrawn after 5:00 p.m., New York City time, on July 10, 1997.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth herein. Any such notice of withdrawal must (i) specify the name of the person having deposited the Warrants to be withdrawn ('Depositor'), (ii) identify the Warrants to be withdrawn (including the Warrant certificate number or numbers and number of Warrants), and (iii) be signed in the same manner required for the Letter of Transmittal by which such Warrants were tendered. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. The Warrants so withdrawn, if any, will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Warrants which have been tendered for exchange but which are withdrawn will be returned to the Warrantholder without cost to such Warrantholder as soon as practicable after withdrawal. Warrants properly withdrawn may be re-tendered by following the procedures described under ' -- Procedure for Tendering Warrants' at any time on or prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue the Common Stock in exchange for, any Warrants and may terminate or amend the Exchange Offer if, any time before the Expiration Date, any of the following events shall occur, which occurrence, in the sole judgment of the Company and regardless of the circumstances (including any action by the Company) giving rise to any such events, makes it inadvisable to proceed with the Exchange Offer:

          (i) there shall be threatened, instituted, or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission (a) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (b) resulting in a material delay in the ability of the Company to accept for exchange some or all of the Warrants pursuant to the Exchange Offer, or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any domestic or foreign government or governmental authority that, in the reasonable judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (a) or (b) above, or would otherwise in the reasonable judgment of the Company make it inadvisable to proceed with the Exchange Offer; provided, however, that the Company will use reasonable efforts to modify or amend the Exchange Offer or to take such other reasonable steps as to make the provisions of this section inapplicable;

          (ii) there shall have occurred (a) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit or (b) a commencement of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof;

          (iii) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operation or prospects of the Company that, in the reasonable judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the sole judgment of the Company, have or may have adverse significance with respect to the value of the Warrants or the Common Stock; or

          (iv) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Warrants and return all tendered Warrants to the tendering holders, (ii) extend the Exchange Offer and retain all Warrants tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such Warrants (see ' -- Withdrawal Rights'), or

(iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Warrants which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Warrantholders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Warrantholders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     The Company expects that the foregoing conditions will be satisfied. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

FRACTIONAL SHARES

     No fractional shares of Common Stock will be issued as a result of the Exchange Offer. Each holder of a fractional interest in shares of the Company's Common Stock will be entitled to receive a cash payment in lieu of such fractional amount based on the current market price of a share of Common Stock. The current market price will be determined as follows: (i) if the shares of the Company's Common Stock are listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq Stock Market or Boston Stock Exchange, the current market price shall be the last reported sale price of the shares of the Company's Common Stock on the last business day prior to the date of exchange or, if no such sale is made on such day, the average of the closing bid and asked prices for such day; or (ii) if not so listed or admitted for trading, the current market price, if the shares of Common Stock are not so listed or admitted to trading and bid and asked prices are not so reported, the current value shall be an amount determined in a reasonable manner by the Board of Directors of the Company.

     As soon as practicable after the determination of the amount of cash, if any, to be paid to the holder of shares of Common Stock with respect to any fractional share interests, the Exchange Agent shall distribute in cash the amount payable to such fractional holder.

SOLICITATION OF WARRANT HOLDERS

     The Company and GKN Securities Corp. ('GKN') and Royce Investment Group, Inc. ('Royce' and, together with GKN, the 'Agents') have entered into an agreement pursuant to which the Agents shall solicit Warrantholders in connection with the Exchange Offer and shall receive from the Company a fee of $.05 for each Warrant tendered and accepted by the Company in the Exchange Offer. The entire compensation to the Agents will be paid by the Company to GKN. GKN shall then pay Royce an amount equal to $0.05 for each Warrant exchanged by a Royce client and $0.025 for each Warrant exchanged by a holder who is not a client of either GKN or Royce, with GKN retaining $0.05 for each Warrant exchanged by its own clients. The Agents shall also be reimbursed by the Company for all of their reasonable out-of-pocket expenses in connection with such solicitation. The Company has paid to the Agents the amount of $25,000 as a credit against such expenses.

     Other than the fee to be paid to the Agents, the Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokers, dealers and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Warrants, and in handling or forwarding tenders for their customers.

     The cash expenses to be incurred by the Company in connection with the Exchange Offer are estimated to be approximately $200,000, which include registration fees, listing fees, solicitation fees to the Agents, accounting, legal and printing fees, and associated expenses.

TRANSFER TAXES

     The Company will pay all transfer taxes, if any, applicable to the exchange of Warrants pursuant to the Exchange Offer. If, however, tendered Warrants are registered in the name of any person other than the person signing the Letter of Transmittal or if a transfer tax is imposed for any reason other than the exchange of Warrants pursuant to the Exchange Offer, the amount of any such transfer tax (whether imposed on the registered Warrantholder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted, the amount of such transfer tax will be billed directly to such tendering holder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND DOES NOT CONSIDER ALL POTENTIAL TAX EFFECTS OF THE EXCHANGE OFFER OR THE TAX CONSEQUENCES TO A PARTICULAR WARRANTHOLDER IN LIGHT OF SUCH WARRANTHOLDER'S PERSONAL CIRCUMSTANCES. THIS DISCUSSION ALSO DOES NOT ADDRESS THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO WARRANTHOLDERS (AND UNDERLYING COMMON STOCK) NOT HELD AS CAPITAL ASSETS OR TO WARRANTHOLDERS SUBJECT TO SPECIAL TREATMENT, SUCH AS NON-U.S. PERSONS, DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, WARRANTHOLDERS OWNING AT LEAST 10% OF THE VOTING POWER OF THE COMPANY AND WARRANTHOLDERS WHO ACQUIRED THEIR INTERESTS PURSUANT TO THE EXERCISE OF OPTIONS OR SIMILAR DERIVATIVE SECURITIES OR OTHERWISE AS COMPENSATION, NOR PROVIDE AN ANALYSIS OF ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY, OR FOREIGN JURISDICTION. THIS DISCUSSION IS BASED ON CURRENT PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE 'CODE'), CURRENT AND PROPOSED TREASURY REGULATIONS PROMULGATED THEREUNDER, AND ADMINISTRATIVE AND JUDICIAL DECISIONS AS OF THE DATE HEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY ON A RETROACTIVE BASIS. ACCORDINGLY, WARRANTHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE EXCHANGE OFFER TO THEM.

     The exchange of Warrants for shares of Common Stock will result in the following federal income tax consequences to participating Warrantholders:

          1. A participating Warrantholder will recognize gain or loss equal to the excess of (a) the sum of the fair market value of the shares of Common Stock received in the Exchange Offer and any cash received in lieu of a fractional share of Common Stock over (b) the participating Warrantholder's tax basis in the Warrants exchanged therefor;

          2. Such gain or loss will be capital gain or loss if the Warrants were capital assets in the hands of a participating Warrantholder;

          3. The tax basis of the shares of Common Stock received in the Exchange Offer will be equal to the fair market value of such shares of Common Stock received in the Exchange Offer; and

          4. The holding period for the shares of Common Stock received in the Exchange Offer will commence on the day following the consummation of the Exchange Offer if the shares of Common Stock are capital assets in the hands of a participating Warrantholder.

THE EXCHANGE AGENT

     Continental Stock Transfer & Trust Company has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letters of Transmittal should be addressed to the Exchange Agent, as follows:

                   Continental Stock Transfer & Trust Company
                                   2 Broadway
                            New York, New York 10004
                      Attention: Reorganization Department

WARRANT TRANSFER AGENT

     The Warrants are issued in registered form under a Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent.

                           DESCRIPTION OF SECURITIES

     The total authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share (the 'Preferred Stock'). The following descriptions of the capital stock are qualified in all respects by reference to the Certificate of Incorporation and By-laws of the Company.

COMMON STOCK

     The holders of Common stock elect all directors and are entitled to one vote for each share held of record. All holders of shares of Common Stock will participate equally in dividends, when, as and if declared by the Board of Directors, and in net assets on liquidation. All shares of Common Stock presently outstanding are, and the shares of Common Stock issuable upon exchange of the Warrants will be, duly authorized, validly issued, fully paid and non-assessable. The shares of Common Stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

PREFERRED STOCK

     The Company is authorized to issue shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the shares of Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. On October 23, 1996, the Company issued 7,500 shares of Series A Preferred Stock. See 'Business -- Recent Events.'

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the issuance of the shares of Common Stock in exchange for the Warrants, are being passed upon for the Company by Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of the Company as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of Freed Maxick Sachs & Murphy, P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                  (WITH INDEPENDENT AUDITORS' REPORTS THEREON)

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS
                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----

Independent Auditors' Reports..............................................................................   A-3
Consolidated Financial Statements:
     Balance Sheets -- December 31, 1996 and 1995..........................................................   A-5
     Statements of Operations -- Years ended December 31, 1996, 1995 and 1994..............................   A-6
     Statements of Stockholders' Equity -- Years ended December 31, 1996, 1995 and 1994....................   A-7
     Statements of Cash Flows -- Years ended December 31, 1996, 1995 and 1994..............................   A-8
Notes to Consolidated Financial Statements.................................................................   A-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  ESQUIRE COMMUNICATIONS LTD.:

     We have audited the accompanying consolidated balance sheet of Esquire Communications Ltd. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of Esquire Communications Ltd. and subsidiaries as of December 31, 1995 and for the years ended December 31, 1995 and 1994 were audited by other auditors whose report, dated January 27, 1996, on those statements expressed an unqualified opinion.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esquire Communications Ltd. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

February 12, 1997
Short Hills, New Jersey

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
  ESQUIRE COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheets of Esquire Communications Ltd. as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esquire Communications Ltd. as of December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          FREED MAXICK SACHS & MURPHY, P.C.

Buffalo, New York
January 27, 1996

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                   -----------------------------------------
                                                          1996                    1995
                                                   -------------------    ------------------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
                 ASSETS
Current assets:
     Cash...............................                $   165               $    95
     Accounts receivable, less allowance
       for doubtful accounts of $380 in
       1996 and $245 in 1995............                  6,764                 4,263
     Prepaid expenses...................                    792                   247
     Deferred tax asset.................                    102                  --
                                                     ----------            ----------
          Total current assets..........                  7,823                 4,605
Property and equipment, net.............                  1,946                 1,026
Cost in excess of fair value of net
  identifiable assets of acquired
  businesses, less accumulated
  amortization of $1,516 in 1996 and
  $962 in 1995..........................                 19,681                12,752
Deferred tax asset......................                     38                    21
Other assets, net.......................                    847                   670
                                                     ----------            ----------
                                                        $30,335               $19,074
                                                     ----------            ----------
                                                     ----------            ----------
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable...................                $ 1,708               $   577
     Accrued expenses...................                  1,306                   413
     Income taxes payable...............                   --                     361
     Deferred tax liability.............                   --                      49
     Current portion of long-term debt,
       including related parties........                  1,394                 1,605
                                                     ----------            ----------
          Total current liabilities.....                  4,408                 3,005
Long-term debt, including related
  parties...............................                 12,891                 8,634
Other liabilities.......................                    267                    35
Stockholders' equity:
     Preferred stock, $.01 par value,
       1,000,000 shares authorized in
       series: Series A convertible
       preferred stock, authorized
       15,000 shares, 7,500 shares
       issued and outstanding in 1996
       (none in 1995) aggregate
       liquidation preference
       $7,500,000.......................                   --                      --
     Common stock, $.01 par value,
       25,000,000 shares authorized,
       4,330,829 and 4,126,823 shares
       issued in 1996 and 1995,
       respectively, 3,897,329 and
       4,126,823 shares outstanding in
       1996 and 1995, respectively......                     43                    41
     Additional paid-in capital.........                 14,911                 7,703
     Treasury stock, at cost -- 433,500
       shares in 1996 (none in 1995)....                 (1,300)                 --
     Accumulated deficit................                   (885)                 (344)
                                                     ----------            ----------
          Total stockholders' equity....                 12,769                 7,400
Commitments and contingencies...........
                                                     ----------            ----------
                                                        $30,335               $19,074
                                                     ----------            ----------
                                                     ----------            ----------

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                    -----------------------------
                                                                                     1996       1995       1994
                                                                                    -------    -------    -------
                                                                                       (DOLLARS IN THOUSANDS,
                                                                                       EXCEPT PER SHARE DATA)

Revenues.........................................................................   $24,583    $20,692    $12,818
                                                                                    -------    -------    -------
Costs and expenses:
     Operating expenses..........................................................    13,925     11,660      7,277
     General and administrative expenses.........................................     8,443      6,120      4,496
     Depreciation and amortization...............................................     1,158      1,025        654
                                                                                    -------    -------    -------
                                                                                     23,526     18,805     12,427
                                                                                    -------    -------    -------
Income from operations...........................................................     1,057      1,887        391
                                                                                    -------    -------    -------
Other income (expense):
     Interest expense............................................................    (1,163)    (1,069)      (534)
     Interest income.............................................................         6          9          9
     Other.......................................................................         3          1         10
                                                                                    -------    -------    -------
                                                                                     (1,154)    (1,059)      (515)
                                                                                    -------    -------    -------
(Loss) income before provision for income taxes and extraordinary item...........       (97)       828       (124)
Provision for income taxes.......................................................       212        549         59
                                                                                    -------    -------    -------
(Loss) income before extraordinary item..........................................      (309)       279       (183)
Extraordinary item -- loss on early extinguishment of debt, net of tax benefit of
  $104...........................................................................      (157)     --         --
                                                                                    -------    -------    -------
Net (loss) income................................................................      (466)       279       (183)
Dividends on preferred stock.....................................................       (75)     --         --
                                                                                    -------    -------    -------
Net (loss) income applicable to common stockholders..............................   $  (541)   $   279    $  (183)
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------
(Loss) earnings per common share:
     (Loss) income before extraordinary item.....................................     $(.09)     $ .07      $(.05)
     Extraordinary item..........................................................      (.04)       --         --
                                                                                    -------    -------    -------
     Net (loss) income...........................................................     $(.13)      $.07      $(.05)
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------
Weighted average common shares outstanding....................................... 4,104,680  4,125,348  3,694,420
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                        COMMON STOCK        ADDITIONAL                                   TOTAL
                                     SERIES A        -------------------     PAID-IN      ACCUMULATED    TREASURY    STOCKHOLDERS'
                                  PREFERRED STOCK     SHARES      AMOUNT     CAPITAL        DEFICIT       STOCK         EQUITY
                                  ---------------    ---------    ------    ----------    -----------    --------    -------------
                                                                       (DOLLARS IN THOUSANDS)

Balance, December 31, 1993.....          $--         3,299,900     $ 33         5,242          (440)       --             4,835

Issuance of common stock and
  stock purchase warrants in
  connection with financing and
  acquisition of subsidiary....          --            750,000        7         2,249        --            --             2,256

Net loss.......................          --             --         --          --              (183)       --              (183)
                                      -------        ---------    ------    ----------    -----------    --------    -------------

Balance, December 31, 1994.....          --          4,049,900       40         7,491          (623)       --             6,908

Issuance of common stock in
  connection with acquisition
  of business..................          --             76,923        1           212        --            --               213

Net income.....................          --             --         --          --               279        --               279
                                      -------        ---------    ------    ----------    -----------    --------    -------------

Balance, December 31, 1995.....          --          4,126,823       41         7,703          (344)       --             7,400

Issuance of common stock in
  connection with acquisition
  of businesses................          --            204,006        2           508        --            --               510

Purchase of treasury stock.....          --           (433,500)    --          --            --           (1,300)        (1,300)

Dividends on preferred stock...          --             --         --          --               (75)       --               (75)

Issuance of 7,500 shares of
  Series A convertible
  preferred stock, net of
  issuance costs of $800.......          --             --         --           6,700        --            --             6,700

Net loss.......................          --             --         --          --              (466)       --              (466)
                                      -------        ---------    ------    ----------    -----------    --------    -------------

Balance, December 31, 1996.....         $--          3,897,329     $ 43      $ 14,911       $  (885)      (1,300)       $12,769
                                      -------        ---------    ------    ----------    -----------    --------    -------------
                                      -------        ---------    ------    ----------    -----------    --------    -------------

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                 1996         1995        1994
                                                                                -------      ------      ------
                                                                                    (DOLLARS IN THOUSANDS)

Cash flows from operating activities:
     Net (loss) income.....................................................     $  (466)     $  279      $ (183)
     Adjustments to reconcile net (loss) income to net cash provided by
       (used in) operating activities:
          Depreciation and amortization....................................       1,158       1,025         655
          Deferred income taxes............................................        (168)         23        (141)
          Extraordinary item...............................................         157        --          --
          (Increase) decrease in assets:
               Accounts receivable.........................................      (1,284)       (501)       (178)
               Prepaid expenses............................................        (427)          7         (13)
          Increase (decrease) in liabilities:
            Accounts payable and accrued expenses..........................         873        (156)       (145)
            Deferred rent obligation and other long-term liabilities.......          37          (6)         (2)
                                                                                -------      ------      ------
                 Net cash (used in) provided by operating activities.......        (120)        671          (7)
                                                                                -------      ------      ------
Cash flows from investing activities:
     Acquisitions of businesses............................................      (3,958)       (642)     (4,331)
     Certificate of deposit redemption.....................................       --           --           110
     Increase in other assets..............................................        (314)       (104)        (50)
     Purchases of property and equipment...................................        (952)       (161)       (159)
                                                                                -------      ------      ------
                 Net cash used in investing activities.....................      (5,224)       (907)     (4,430)
                                                                                -------      ------      ------
Cash flows from financing activities:
     Proceeds from long-term debt..........................................       8,218        --         4,994
     Principal payments on long-term debt..................................      (6,317)       (783)       (633)
     Repayment under bank line of credit, net..............................      (1,600)      1,100         160
     Deferred financing costs..............................................        (287)       --          (365)
     Proceeds from issuance of common stock warrants.......................       --           --             6
     Purchase of treasury stock............................................      (1,300)       --          --
     Proceeds from issuance of Series A preferred stock, net...............       6,700        --          --
                                                                                -------      ------      ------
                 Net cash provided by financing activities.................       5,414         317       4,162
                                                                                -------      ------      ------
                 Net increase (decrease) in cash...........................          70          81        (275)
Cash -- beginning of year..................................................          95          14         289
                                                                                -------      ------      ------
Cash -- end of year........................................................     $   165      $   95      $   14
                                                                                -------      ------      ------
                                                                                -------      ------      ------

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements include the financial statements of Esquire Communications Ltd. and its subsidiaries, all of which are wholly owned (collectively, the Company) All significant intercompany accounts and transactions have been eliminated.

     The Company is a court reporting firm providing printed and computerized transcripts, and video recordings of testimony from depositions to the legal profession, primarily in the New York City Metropolitan, Washington, D.C. and Southern California areas.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues and the related direct costs of court reporters and transcribers are recognized when services rendered are billable, which generally occurs at the time the final documents are transcribed and completed.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or lease terms. Maintenance and repairs are charged to expenses as incurred while improvements are capitalized.

GOODWILL AND OTHER INTANGIBLE ASSETS

     The cost in excess of the fair values of net identifiable tangible and intangible assets of acquired businesses (goodwill) is amortized using the straight-line method over 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     Other intangible assets consisting of customer lists, covenants not to compete, and deferred financing costs, are amortized using the straight-line method over the assets' respective estimated lives or terms, typically no more than ten years.

     Amortization expense for fiscal years 1996, 1995 and 1994 related to intangible assets was $824, $699 and $476, respectively.

INCOME TAXES

     The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS (LOSS) PER COMMON SHARE

     Earnings (loss) per common share are computed on the basis of weighted average number of common shares outstanding. No effect has been given to outstanding warrants and options or convertible preferred stock since their assumed exercise would be antidilutive or not have a material effect on dilution.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting For Stock-Based Compensation

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, 'Accounting for Stock Issued to Employees', and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, 'Accounting for Stock-Based Compensation', which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. See note 6.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,' on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. Adoption of this statement did not have a material impact on the Company's financial position or results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, accounts receivable, the current maturities of long-term debt, and accounts payable approximate their fair value because of the short-term maturity of these instruments. The carrying value of debt approximates its fair value as such amounts bear rates of interest which approximate the Company's current borrowing rate for instruments with similar terms.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(2) BUSINESS COMBINATIONS

     Effective June 22, 1994, the Company acquired 100% of the outstanding stock of Sarnoff Deposition Service, Inc. (SDS), a Southern California-based court reporting company. The purchase price, inclusive of associated costs, consisted of approximately $4,331 in cash, a $1,500 promissory note payable over seven years with interest at 10%, and 750,000 unregistered shares of the Company's common stock valued at $2,250. The acquisition, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations of SDS from the date of acquisition. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed at the date of acquisition amounted to approximately $8,031.

     Effective January 27, 1995, the Company acquired the assets and liabilities of Coleman, Haas, Martin & Schwab (CHMS), Inc., a California-based court reporting company, and entered into consulting and noncompetition agreements for the total consideration of $1,413 consisting of cash in the amount of $400, promissory notes in the aggregate of $800 with interest at 9% payable monthly over seven years, and 76,923 unregistered shares of the Company's common stock valued at $213. In addition, the purchase agreement provided for an additional $150 payment based upon the attainment of certain revenues in 1995. The principal amount payable under one of the promissory notes is subject to adjustment based upon revenue levels attained in 1995 and 1996. As a result, the principal balance increased by approximately $143 in 1996 and $35 in 1995. The acquisition, accounted for under the purchase method of accounting, has resulted in the inclusion of the results of operations of CHMS from the date of acquisition. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed amounted to approximately $1,900.

     On July 26, 1996, the Company acquired the assets and liabilities of Kitlas, Dickman & Associates (KDA), a court reporting agency based in San Diego, California. The acquisition, accounted for under the purchase method of accounting, has resulted in the inclusion of the results of operations of KDA from the date of acquisition which has had an immaterial effect on the operating results of the Company. The total purchase price, inclusive of associated costs, consisted of $305 in cash, $315 estimated earn out and assumption of net liabilities of $221. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed, including the estimated earn out, approximated $841.

     On October 28, 1996, the Company acquired the assets and liabilities of M&M Reporting Referral Services, Inc. (M&M), a Southern California-based court reporting company. The purchase price, inclusive of associated costs, consisted of approximately $2,991 of cash, subordinated promissory notes in the aggregate amount of $2,713, and 132,258 unregistered shares of the Company's common stock valued at $309. The principal amount of one of the notes and cash portion of the purchase price are subject to revision based on the revenue derived from M&M's business for 12 months commencing November 1, 1996. The Company will account for any such revisions as an adjustment to goodwill, when such contingencies are resolved. The subordinated promissory notes are payable in equal quarterly installments over a period of five years, together with interest at the rate of 9% per annum. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed approximated $5,418.

     On November 15, 1996, the Company acquired the assets and liabilities of Sherry Roe & Associates, Inc. (SRA), a Washington, D.C.-based court reporting company. The purchase price, inclusive of associated costs, consisted of approximately $656 of cash, subordinated promissory notes in the aggregate amount of $530, and 71,748 unregistered shares of the Company's common stock valued at $200. The principal amount of one of the notes and cash portion of the purchase price are subject to revision based on the revenue derived from SRA's business for 24 months commencing December 1, 1996. The Company will account for any such revisions, as an adjustment to goodwill, when such contingencies are resolved. The subordinated promissory notes are payable in equal quarterly

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

installments over a period of six years, together with interest at the rate of 8% per annum. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed approximated $1,155.

     The following unaudited pro forma information assumes the M&M and SRA acquisitions, the private placement of Series A convertible preferred stock, the Company's repurchase of its common stock and the revolving loan credit agreement and related repayment of certain existing debt occurred on January 1, 1995. These results are not necessarily indicative of future operations nor of results that would have occurred had the acquisitions and other transactions been consummated as of the beginning of the periods presented.

                                                                            1996       1995
                                                                           -------    -------
Revenues................................................................   $30,275    $27,683
Net (loss) income applicable to common stockholders.....................      (211)        97
                                                                           -------    -------
                                                                           -------    -------
(Loss) earning per common share.........................................     $(.05)      $.03
                                                                           -------    -------
                                                                           -------    -------

     On January 3, 1997, the Company acquired the assets and liabilities of Nevill & Swinehart and Pelletier & Jones, both Southern California-based court reporting companies, and entered into consulting and noncompetition agreements for an aggregate consideration of $2,560 consisting of cash in the amount of $1,550, subordinated promissory notes and installment payments in the aggregate amount of $735 payable in equal quarterly installments over a period of six years and 100,000 unregistered shares of the Company's common stock valued at $275. The business combinations are to be accounted for under the purchase method, the excess of cost over the fair value of assets acquired and liabilities assumed is expected to be approximately $1,950, and other intangible assets of approximately $425 are expected to be recognized. The Company borrowed approximately $1,500 under its revolving credit agreement to finance the acquisition.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31, 1996 and 1995:

                                                                                 DEPRECIABLE
                                                             1996      1995         LIVES
                                                            ------    ------    --------------
Office condominium.......................................   $  203    $  203          31 years
Equipment................................................    2,365     1,590      5 to 7 years
Leasehold improvements...................................      820       283     5 to 10 years
                                                            ------    ------    --------------
                                                                                --------------
                                                             3,388     2,076
Less accumulated depreciation............................    1,442     1,050
                                                            ------    ------
                                                            $1,946    $1,026
                                                            ------    ------
                                                            ------    ------

     Depreciation expense amounted to $392, $327, $178 for the years ended December 31, 1996, 1995 and 1994, respectively.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(4) LONG-TERM DEBT

     Long-term debt consists of the following as of December 31, 1996 and 1995:

                                                                            1996       1995
                                                                           -------    -------
Revolving loan agreement(A).............................................   $ 8,218    $ --
Subordinated debentures(D)..............................................     --         5,440
Promissory notes(B).....................................................     5,181      2,367
Revolving credit note(E)................................................     --         1,600
Contract obligation(C)..................................................       496        609
Other notes and obligations(F)..........................................       390        223
                                                                           -------    -------
                                                                            14,285     10,239
Less current portions...................................................     1,394      1,605
                                                                           -------    -------
                                                                           $12,891    $ 8,634
                                                                           -------    -------
                                                                           -------    -------

 (A) In December 1996, the Company entered into a three-year revolving loan agreement (Loan Agreement) with a financial institution which provides for borrowings up to $20,000 based on operating cash flows as defined therein. Borrowings under the Loan Agreement bear interest at either prime rate or London Interbank Offered Rate (LIBOR), at the Company's election, plus applicable margin rate. The applicable margin varies on the basis of operating cash flows and overall leverage ratio as defined in the Loan Agreement. The effective rate at December 31, 1996 was 9%. The Loan Agreement, which is secured by substantially all the assets of the Company, restricts future indebtedness, investments, distributions, acquisitions or sale of assets and capital expenditures and also requires the maintenance of certain financial ratios and covenants. In addition, substantially all other lenders to the Company have entered into a subordination agreement with this financial institution. The initial borrowings under the Loan Agreement were used to repay all amounts outstanding under the Company's credit agreement with a bank and approximately $4.5 million of its subordinated debentures due June 2001.

 (B) Promissory notes with former stockholders of acquired businesses are generally payable in quarterly installments plus interest at rates ranging from 8% to 10% through November 2002.

 (C) Contract obligation -- an agreement with a former employee of an acquired company, who is related to an officer/director of the Company, provides for monthly payments of $9 through June 2002. The obligation is carried net of imputed interest, at 8%, of $47 and $91 at December 31, 1996 and 1995, respectively.

 (D) Debentures -- in June 1994, the Company completed a private placement of subordinated debentures (the Debentures) in the aggregate principal amount of $5,000 to fund the cash portion of the purchase price of the SDS acquisition and entered into an agreement with the debentureholders (the Investment Agreement). The Debentures provided for quarterly principal payments commencing in January 1996 in the amount of $125 through June 2001. The Debentures were repaid in 1996.

 (E) Revolving credit note -- in September 1994, the Company entered into a three-year revolving credit agreement (the Credit Agreement) with a bank which provided for borrowings up to $3,000 based on eligible accounts receivables as defined therein. The borrowings under the Credit Agreement bore interest at prime plus 1% and interest payments were required monthly. The Company repaid the outstanding balance under the Credit Agreement from borrowings under the Loan Agreement. In conjunction with the repayment and termination of the Credit Agreement and Investment Agreement, the Company recognized an extraordinary loss of $157, net of a $104 tax benefit, relating to unamortized deferred financing costs.

                                              (footnotes continued on next page)

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(footnotes continued from previous page)

 (F) Other notes and obligations -- outstanding amounts relate to various equipment capital leases and are payable in aggregate monthly installments with interest at 9% to 19% maturing through 1999.

     Scheduled annual principal payments of long-term debt subsequent to December 31, 1996 are as follows:

1997.....................................................................   $ 1,394
1998.....................................................................     1,183
1999.....................................................................     9,413
2000.....................................................................     1,135
2001.....................................................................     1,005
Thereafter...............................................................       155
                                                                            -------
                                                                            $14,285
                                                                            -------
                                                                            -------

(5) STOCKHOLDERS' EQUITY

     In May 1993, the Company completed an initial public offering of its securities comprised of 1,250,000 shares of common stock at a price of $4.00 per share and 1,250,000 warrants to purchase common stock at $.10 per warrant.

     The warrants are exercisable until May 18, 1998 at an exercise price of $4.50 per share. The exercise price and the number of shares of common stock issuable upon the exercise of the warrants are subject to adjustment in certain circumstances, as defined. The Company may call the warrants for redemption at a price of $.01 per warrant, provided the sales price of the common stock has been at least 150% of the then effective exercise price of the warrants over a specified period of time. If the warrants are called for redemption, they must be exercised prior to such redemption or the right to purchase the applicable shares of common stock is forfeited. As part of the Initial Public Offering, the underwriters exercised an 'overallotment' and acquired an additional 187,500 of warrants at $.09 per warrant, net of discount. In addition, they received a purchase option (subject to certain antidilutive provisions) to acquire, until May 18, 1998, 264,751 shares and warrants at a price of $2.64 and $.06, respectively. The warrants are exercisable at an exercise price of $4.50 per share.

     In connection with the private placement of Debentures in 1994, the Company issued warrants to the holders to acquire an aggregate of 625,000 shares of common stock. The exercise price of the warrants is $2.90, subject to revision under specified circumstances. The warrants expire upon the earlier of (a) six years from the date of the final payment on the Debentures, or (b) the tenth anniversary of the date of issuance.

     In connection with the acquisition of SDS in June 1994, the Company issued 750,000 shares of common stock at a recorded share price of $3.00. The Company granted warrants to acquire 100,000 shares of its common stock at $4.50 per share to its investment bankers in connection with the SDS acquisition in addition to cash compensation. The warrants are exercisable at any time prior to June 1999.

     In connection with the acquisition of CHMS in January 1995, the Company issued 76,923 shares of common stock at a recorded share price of $2.76.

     On October 23, 1996, the Company completed a private placement of 7,500 shares of Series A convertible preferred stock (the Preferred Stock) for an aggregate purchase price of $7,500 and entered into an agreement (the Agreement) with the Preferred Stockholders. Under the Agreement, the Preferred Stockholders have the right within 21 months to acquire up to an additional 7,500 shares of Preferred Stock at a price of $1,000 per share. The Preferred Stock is convertible into common stock of the Company at a conversion price of $3.00 per share (subject to antidilution adjustments) and bears

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

cumulative annual dividends at the rate of 6% per annum. The holders of Preferred Stock have a liquidation preference of $1,000 per share, plus accrued dividends. The Preferred Stockholders have the right to vote with the holders of common stock and are entitled to one vote for each whole share of common stock into which the Preferred Stock is convertible (presently 333-1/3 votes per share). The Agreement restricts future dividend payments on common stock, issuance of certain equity securities, mergers, acquisitions and sale of assets. In connection with the private placement, the Company granted the placement agent warrants to acquire 187,500 of common stock of the Company at an exercise price of $3.00 per share in addition to cash compensation. The warrants are exercisable at any time prior to October 2001.

     In connection with the acquisitions of M&M on October 28, 1996 and SRA on November 15, 1996, the Company issued 204,006 shares of common stock valued at approximately $509.

     In November 1996, the Company purchased 433,500 shares of its outstanding common stock at $3.00 per share.

(6) STOCK OPTION PLAN

     In 1993, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers, employees, directors, consultants and independent contractors to the Company. The Plan authorizes grants of options to purchase up to 1,400,000 shares of authorized but unissued common stock subject to stockholder approval. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and generally vest and become fully exercisable over a three-year period, commencing one year from date of grant.

     The per share weighted-average fair value of stock options granted during 1996 and 1995 was $1.03 and $1.35 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
1996 -- expected volatility 25%, expected dividend yield 0%, risk-free interest rate of 6%, and an expected life of five years; 1995 -- expected volatility 20%, expected dividend yield 0%, risk-free interest rate of 7%, and an expected life of five years. The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                 1996     1995
                                                                                 -----    ----

Net (loss) income applicable to common stockholders:
     As reported..............................................................   $(541)   $279
     Pro forma................................................................    (587)    265
Net (loss) income per common share:
     As reported..............................................................    (.13)    .07
     Pro forma................................................................   $(.14)   $.06
                                                                                 -----    ----
                                                                                 -----    ----

     Pro forma net (loss) income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net (loss) income amounts presented above because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     Stock option activity during the periods indicated is as follows:

                                                                                       WEIGHTED-
                                                                                        AVERAGE
                                                                          NUMBER OF    EXERCISE
                                                                           SHARES        PRICE
                                                                          ---------    ---------

Balance at December 31, 1993...........................................    227,100       $4.00
Granted................................................................    320,650        4.00
Exercised..............................................................      --            --
Forfeited..............................................................    (32,933)       4.00
Expired................................................................      --            --
                                                                          ---------
Balance at December 31, 1994...........................................    514,817        4.00
Granted................................................................    105,000        4.00
Exercised..............................................................      --            --
Forfeited..............................................................    (41,217)       4.00
Expired................................................................      --            --
                                                                          ---------
Balance at December 31, 1995...........................................    578,600        4.00
Granted................................................................    170,000        2.99
Exercised..............................................................      --            --
Forfeited..............................................................    (20,100)       4.00
Expired................................................................      --            --
                                                                          ---------
Balance at December 31, 1996...........................................    728,500       $3.76
                                                                          ---------    ---------
                                                                          ---------    ---------

     At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $2.77 -- $4.00 and 8.5 years, respectively.

     At December 31, 1996 and 1995, the number of options exercisable was 395,569 and 216,877, respectively, and the weighted-average exercise price of those options was $4.00 in each year.

(7) PROFIT SHARING PLAN

     In September 1995, the Company adopted a 401(k) savings plan covering all eligible employees. The plan allows employees to voluntarily contribute up to 15% of compensation. The Company may make matching contributions as may be determined prior to the end of each plan year. The current matching percentage is 10%. The Company may also make discretionary additional contributions to the plan. The Company's total contributions to the plan for 1996 and 1995 amounted to $12 and $8, respectively.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(8) INCOME TAXES

     The income tax provision (benefit) for the years ended December 31, 1996, 1995 and 1994, excluding the income tax benefit of $104 attributed to the extraordinary loss in 1996, is as follows:

                                                                        1996     1995    1994
                                                                        -----    ----    -----
Current tax expense:
     Federal.........................................................   $ 284    $363    $ 130
     State and city..................................................      96     163       70
                                                                        -----    ----    -----
          Total current..............................................     380     526      200
                                                                        -----    ----    -----
Deferred tax (benefit) expense:
     Federal.........................................................    (135)     16      (92)
     State and city..................................................     (33)      7      (49)
                                                                        -----    ----    -----
          Total deferred.............................................    (168)     23     (141)
                                                                        -----    ----    -----
                                                                        $ 212    $549    $  59
                                                                        -----    ----    -----
                                                                        -----    ----    -----

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income taxes for the years ended December 31, 1996, 1995 and 1994 due to nondeductible expenses, primarily goodwill amortization, amounting to approximately $230, $227 and $128, respectively.

     Significant components of the Company's net deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                                 1996    1995
                                                                                 ----    ----
Deferred tax assets:
     Contract obligation......................................................   $199    $269
     Allowances and accrued expenses..........................................    317     115
     Net operating loss carryforwards.........................................    --        2
     Tax credits..............................................................     21      21
                                                                                 ----    ----
          Total deferred tax assets...........................................    537     407
                                                                                 ----    ----
Deferred tax liabilities:
     Depreciation and amortization............................................    282     149
     Cash versus accrual accounting differences, net..........................    115     286
                                                                                 ----    ----
          Total deferred tax liabilities......................................    397     435
                                                                                 ----    ----
          Net deferred tax asset (liability)..................................   $140    $(28)
                                                                                 ----    ----
                                                                                 ----    ----

     The Company has state minimum tax credit carryforwards of approximately $22 which may be carried forward to reduce future year tax liabilities through the year 2004.

     Based upon recoverable taxes paid, historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of deductible temporary differences.

(9) COMMITMENTS

(a) EMPLOYMENT AGREEMENTS

     The chairman of the board entered into an employment agreement with a five-year term through May 1998 which is renewable on a year to year basis thereafter. The agreement provides for a base salary of $180 plus cost of living increases, and an annual bonus based on a percentage of the pretax

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1996, 1995 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

earnings of the Company in excess of specified levels. No bonus was earned under the agreement in each of the years ended December 31, 1996, 1995 and 1994.

     In connection with the acquisition of David Feldman & Associates (USA) Ltd.
(DFA) in September 1993 and SDS in 1994, the Company entered into employment and noncompetition agreements with the former stockholders of each of the companies, which expire in September 1997 and June 1998, respectively. The agreements provide for an annual base salary of $180 plus cost of living increases for each individual. The DFA agreement also provides for an annual bonus based on percentages of consolidated revenues in excess of specified levels. Total bonus amounts earned under the DFA employment agreement amounted to $359 and $239 for the respective years ended December 31, 1996 and 1995.

(b) LEASE COMMITMENTS

     The Company is obligated under operating leases for office facilities which expire through December 2005. The leases provide, among other things, that the Company is responsible for its share of increases in certain utilities, maintenance and property taxes over a base amount. In addition, the Company is also obligated under various equipment and vehicle leases which expire through September 1999. Total lease expense for 1996, 1995 and 1994 under the above leases amounted to approximately $720, $375 and $337, respectively.

     During 1996, the Company relocated its headquarters and recognized a $262 expense related to the net present value of future rental payments, net of sublease income, pertaining to the vacated premises.

     The Company leases its Santa Ana, California office from an affiliate of an officer/director which expires in June 1999 with an option to renew for five years. Management believes that the terms of the lease agreement are comparable to market rates. Total lease expense for 1996 and 1995 amounted to $265 in each year.

     The anticipated future annual lease payments under operating leases at December 31, 1996, inclusive of the base utility, maintenance and property tax charges for the office facilities, are as follows:

1997........................................................................   $868
1998........................................................................    773
1999........................................................................    546
2000........................................................................    291
2001........................................................................    251
Thereafter..................................................................   $815
                                                                               ----
                                                                               ----

     Future annual rental income under remaining noncancelable subleases is as follows: 1997 -- $63, 1998 -- $79, 1999 -- $79 and 2000 -- $13.

(10) SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for the years ended December 31, 1996, 1995 and 1994 have included:

                                                                       1996      1995     1994
                                                                      ------    ------    ----

Interest...........................................................   $1,140    $1,074    $528
                                                                      ------    ------    ----
                                                                      ------    ------    ----
Income taxes.......................................................   $1,007    $  200    $ 12
                                                                      ------    ------    ----
                                                                      ------    ------    ----

     During 1996, $75 in preferred stock dividends were accrued and unpaid.

     In connection with the acquisitions of M&M and SRA, during 1996, the Company issued 204,006 shares of common stock valued at $509.